# SmarTone Telecommunications Holdings Limited

(Stock Code: 315)







# Interim Report | 2007/2008



# CONTENTS

# CHAIRMAN'S STATEMENT

(Financial figures are expressed in Hong Kong dollars)

I am pleased to report the results of the Group for the six months ended 31 December 2007.

## FINANCIAL HIGHLIGHTS

Revenues for the period declined slightly by 2% to $2,056 million, with the 10% growth in mobile service revenue offset by the decline in handset revenue. Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 26% to $551 million. Profit attributable to equity holders increased to $161 million, compared to $44 million for the same period last year. Earnings per share amounted to 27.8 cents.

## DIVIDEND

Your Board is declaring an interim dividend of 28 cents per share. This is in accordance with the Group's stated dividend policy of distributing 100% of its profit attributable to equity holders excluding extraordinary items.

## BUSINESS REVIEW

### HONG KONG MOBILE BUSINESS

Mobile service revenue showed continued increase. This reflects improving customer profile and ARPU, with increasing adoption of multimedia services. We continue to focus on offering differentiated propositions to targeted customer segments, and providing exemplary service levels and superior customer experiences.

Handset revenue declined, however, as a result of lower average selling price, reflecting an increasingly competitive market.

Data revenue continued to show encouraging growth. Its contribution to mobile service revenue increased to 22.1%, compared to 17.1% for the same period last year. Revenue from multimedia services accounted for two-thirds of total data revenue.

On the back of the improving customer profile, blended ARPU increased by 7% to $238, while postpaid ARPU registered an 11% growth to $283. Postpaid churn rate improved slightly to 2.1% in December 2007. Total customer number reached 1,108,000 as of 31 December 2007. 3G customer base continues to expand and currently accounts for 40% of postpaid customers.

SmarTone-Vodafone is continuing to introduce service propositions which deliver superior customer experience and redefine the use of mobile devices in customers' everyday lives. FoneTV, a personal mobile TV service, provides a rich variety of hand-picked programmes and branded live TV channels. Unique to SmarTone-Vodafone, customers can enjoy TV-like experience on mobile with split-screen presentation of video content and a control panel, making fast channel switching and interactive transactions easy. The service also offers an upgrade option to enable customers with HSPA handsets to enjoy HD Wide, a high definition wide-screen presentation.

SmarTone-Vodafone has fully upgraded its network to HSPA with download speed of up to 14.4Mbps and upload speed of up to 2Mbps. HSPA is provided throughout the whole of our network which enjoys full-area as well as extensive in-building coverage. This platform is the key enabler for SmarTone-Vodafone Mobile Broadband, a PC connectivity service, as well as other advanced multimedia services. We are confident that our network is best-in-class and this is increasingly recognised in the market.

Through the partnership with Vodafone, the company introduced a series of exclusive Vodafone branded handsets and HSPA modems to meet customers' ever growing expectations. These devices come with superb quality, unparalleled ease of use and optimised integration with SmarTone-Vodafone's services, offering customers ever wider choice and superb value.

### Macau Mobile Business

Taking advantage of the vibrant economy of Macau, the business continued to deliver growth in mobile service revenue and profits.

## Prospects

In an increasingly competitive market, together with rising cost inflation and declining interest rates, profits for the second half of the year is expected to come under pressure.

Your Company will continue to focus on offering differentiated propositions to targeted customer segments as well as providing exemplary service levels and superior customer experiences. We will explore new revenue opportunities with groundbreaking services that will reshape the way customers seek infotainment and fulfil their total communications needs. I am confident that your Company is well positioned to compete effectively, as well as to exploit business opportunities in this rapidly changing industry.

## Appreciation

I would like to take this opportunity to express my gratitude to our customers, shareholders and fellow directors for their continuing support, and to our staff for their dedication and hard work.

**Raymond Ping-luen Kwok**
*Chairman*

Hong Kong, 4 March 2008

# MANAGEMENT DISCUSSION AND ANALYSIS

(Financial figures are expressed in Hong Kong dollars)

## REVIEW OF FINANCIAL RESULTS

Revenues fell by 2% to $2,056 million (first half of 2006/07: $2,102 million) with the growth in mobile service revenue offset by the drop in mobile telephone and accessory sales. Mobile service revenue grew by $154 million or 10% driven by improvement in ARPU and modest customer growth. This revenue growth outweighed the increase in cost of services provided and operating expenses. Cost of inventories sold fell in line with lower sales revenue. Depreciation, amortisation and loss on disposal fell by 8%. As a result, operating profit surged by 300% to $191 million (first half of 2006/07: $48 million). The increase in finance income offset higher finance costs, comprising mainly of accretion expenses. Profit attributable to equity holders of the Company reported a strong 270% growth to $161 million (first half of 2006/07: $44 million).

Revenues fell by 2% to $2,056 million (first half of 2006/07: $2,102 million).

- Mobile service revenue grew by 10% to $1,707 million (first half of 2006/07: $1,553 million), reflecting improving customer profile and ARPU. Data service revenue showed encouraging growth while local voice revenue continued to drop as a result of intense price competition in the market.

  Hong Kong blended ARPU rose by 7% to $238 (first half of 2006/07: $222), reflecting the Group's continued improvement in the quality of its customer base.

  Hong Kong postpaid ARPU recorded an 11% growth to $283 (first half of 2006/07: $254) despite heavy downward pressure on local tariffs.

  Data service continued to make an important contribution to the Group's revenue growth, achieving a strong 42% increase due to the growing adoption of multimedia services.

- Mobile telephone and accessory sales fell by 36% to $349 million (first half of 2006/07: $549 million) with lower average unit selling price amidst keen market competition.

Cost of sales decreased by 20% to $690 million (first half of 2006/07: $859 million). Cost of inventories sold fell by 37% to $339 million (first half of 2006/07: $539 million) in line with the drop in mobile telephone and accessory sales. Cost of services provided grew by 9% to $350 million (first half of 2006/07: $320 million) driven by higher interconnect charges, data service costs and roaming partner charges as a result of increased usage.

Operating expenses (excluding depreciation, amortisation and loss on disposal) rose modestly by 1% to $815 million (first half of 2006/07: $805 million). Network operating costs increased by 4% as a result of the Group's continuing enhancement of network capacity, quality and coverage. Sales and marketing expenses dropped by 18% mainly due to lower advertising spending. Staff costs, rental and utilities, and other operating expenses rose by 9% collectively largely driven by cost pressure in the labour and property markets.

Depreciation and loss on disposal of fixed assets fell by 8% to $225 million (first half of 2006/07: $244 million) mainly due to the impact of certain fully depreciated network equipment.

Handset subsidy amortisation fell by $11 million or 10% to $103 million (first half of 2006/07: $114 million) as the amount of unamortised handset subsidy brought forward decreased to $150 million (first half of 2006/07: $168 million). Unamortised handset subsidy at 31 December 2007 increased to $180 million (30 June 2007: $150 million).

Finance income increased by 9% to $53 million (first half of 2006/07: $48 million) attributable to higher average balance of bank deposits and debt securities, and stable average returns thereon. Finance costs rose by 14% to $43 million (first half of 2006/07: $38 million) due to higher accretion expenses in respect of mobile licence fee liabilities and asset retirement obligations.

Macau operations continued to grow and delivered satisfactory results in the six months ended 31 December 2007. Revenues grew by 32% to $137 million (first half of 2006/07: $103 million). This outperformed the 4% increase in cost of sales, operating expenses, depreciation and amortisation collectively. As a result, operating profit rose by 85% to $61 million (first half of 2006/07: $33 million).

## CAPITAL STRUCTURE, LIQUIDITY AND FINANCIAL RESOURCES

There had been no major changes to the Group's capital structure during the six months ended 31 December 2007. The Group was financed by share capital and internally generated funds during the period under review. The cash resources of the Group remain strong with cash and bank balances, and investments in held-to-maturity debt securities of $1,638 million at 31 December 2007 (30 June 2007: $2,348 million).

During the six months ended 31 December 2007, the Group's net cash generated from operating activities and interest received amounted to $409 million and $54 million respectively. The Group's major outflows of funds during the period under review were payments for the purchase of fixed assets, handset subsidies, mobile licence fees and 2006/07 final and special cash dividends.

The directors are of the opinion that the Group can fund its capital expenditures and working capital requirements for the financial year ending 30 June 2008 with internal cash resources.

## TREASURY POLICY

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the board of directors. Surplus funds are placed as bank deposits or invested in investment grade debt securities. Bank deposits are principally maintained in Hong Kong and United States dollars. Investments in debt securities are denominated in either Hong Kong dollar or United States dollar, and having a maximum maturity of three years. The Group's policy is to hold its investments in debt securities until maturity.

As at 31 December 2007 and 30 June 2007, the Group's total available banking facilities amounted to $100 million and no amount of the facilities was utilised.

The Group is required to arrange for banks to issue performance bonds and letters of credit on its behalf. In certain circumstances, the Group will partially or fully collateralise such instruments by cash deposits to lower the issuance costs. The total amount of pledged deposits as at 31 December 2007 was $340 million (30 June 2007: $324 million).

(Financial figures are expressed in Hong Kong dollars)

## FUNCTIONAL CURRENCY AND FOREIGN EXCHANGE EXPOSURE

The functional currency of the Group is the Hong Kong dollar. All material revenues, expenses, assets and liabilities, except the Group's United States dollar bank deposits and debt securities are denominated in Hong Kong dollar. The Group therefore does not have any significant exposure to foreign currency gains and losses other than from its United States dollar denominated bank deposits and debt securities. The Group does not currently undertake any foreign exchange hedging.

## CONTINGENT LIABILITIES

### PERFORMANCE BONDS

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 31 December 2007 under these performance bonds was $454 million (30 June 2007: $404 million).

### LEASE OUT, LEASE BACK ARRANGEMENT

A bank, on the Group's behalf, had issued a letter of credit to guarantee the Group's obligations under a lease out, lease back arrangement entered into during the year ended 30 June 1999. This letter of credit is fully cash collateralised using surplus cash deposits. The directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.

## EMPLOYEES AND SHARE OPTION SCHEME

The Group had 1,709 full-time employees as at 31 December 2007 (30 June 2007: 1,692), with the majority of them based in Hong Kong. Total staff costs were $209 million for the six months ended 31 December 2007 (first half of 2006/07: $189 million).

Employees receive a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include retirement schemes, medical and dental care insurance. Employees are provided with both internal and external training appropriate to each individual's requirements.

The Group has a share option scheme under which the Company may grant options to participants, including directors and employees, to subscribe for shares of the Company. During the six months ended 31 December 2007, no share options were granted; 979,000 options were exercised to subscribe for 979,000 shares in the Company; and 193,000 share options were cancelled or lapsed. At 31 December 2007, 9,481,500 share options (30 June 2007: 10,653,500) were outstanding.

# REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

**TO THE BOARD OF DIRECTORS OF**
**SMARTONE TELECOMMUNICATIONS HOLDINGS LIMITED**
(Incorporated in Bermuda with limited liability)

## INTRODUCTION

We have reviewed the interim financial information set out on pages 8 to 28, which comprises the condensed consolidated balance sheet of SmarTone Telecommunications Holdings Limited (the "Company") and its subsidiaries (together, the "Group") as at 31 December 2007 and the related condensed consolidated profit and loss account, statement of changes in equity, cash flow statement for the six-month period then ended and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

## CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
*Certified Public Accountants*

Hong Kong, 4 March 2008

# CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 31 December 2007
(Expressed in Hong Kong dollars)

| | Note | Unaudited six months ended 31 December 2007 $000 | 2006 $000 |
|---|---|---|---|
| Mobile services | | 1,706,514 | 1,552,893 |
| Mobile telephone and accessory sales | | 349,173 | 548,632 |
| Revenues | 4 | 2,055,687 | 2,101,525 |
| Cost of sales | | (689,557) | (859,354) |
| Network costs | | (324,951) | (313,342) |
| Staff costs | | (209,383) | (188,610) |
| Sales and marketing expenses | | (133,813) | (163,428) |
| Rental and utilities | | (76,160) | (72,019) |
| Other operating expenses | | (70,948) | (67,703) |
| Depreciation, amortisation and loss on disposal | | (360,059) | (389,372) |
| **Operating profit** | | 190,816 | 47,697 |
| Finance income | 6 | 52,749 | 48,408 |
| Finance costs | 7 | (43,240) | (37,955) |
| **Profit before income tax** | 5 | 200,325 | 58,150 |
| Income tax expense | 8 | (24,040) | (6,396) |
| **Profit after income tax** | | 176,285 | 51,754 |
| **Attributable to:** | | | |
| Equity holders of the Company | | 161,101 | 43,525 |
| Minority interests | | 15,184 | 8,229 |
| | | 176,285 | 51,754 |
| **Earnings per share for profit attributable to the equity holders of the Company during the period** | 10 | | |
| (expressed in cents per share) | | | |
| Basic | | 27.8 | 7.5 |
| Diluted | | 27.8 | 7.5 |
| **Dividends** | 9 | | |
| In respect of the period | | 161,115 | – |
| Attributable to prior years paid in the period | | 648,366 | 69,935 |

The notes on pages 13 to 28 are an integral part of these condensed consolidated interim financial statements.

# CONSOLIDATED BALANCE SHEET

As at 31 December 2007 and 30 June 2007
(Expressed in Hong Kong dollars)

| | Note | Unaudited 31 December 2007 $000 | Audited 30 June 2007 $000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | 11 | 1,776,741 | 1,832,045 |
| Interest in an associate | | 1,812 | 1,812 |
| Financial investments | 12 | 56,381 | 58,854 |
| Intangible assets | 13 | 782,524 | 783,925 |
| Deposits and prepayments – non-current portion | 14 | 51,539 | 47,673 |
| | | 2,668,997 | 2,724,309 |
| **Current assets** | | | |
| Inventories | | 106,395 | 75,066 |
| Financial investments | 12 | — | 31,340 |
| Trade receivables | 14 | 208,332 | 179,418 |
| Deposits and prepayments – current portion | | 140,405 | 82,078 |
| Other receivables | 14 | 55,607 | 31,143 |
| Cash and bank balances | 15 | 1,637,527 | 2,316,455 |
| | | 2,148,266 | 2,715,500 |
| **Current liabilities** | | | |
| Trade payables | 16 | 114,497 | 154,984 |
| Other payables and accruals | | 646,923 | 711,787 |
| Current income tax liabilities | | 23,183 | 31,612 |
| Customers' deposits | | 34,573 | 31,312 |
| Deferred income | | 79,505 | 79,549 |
| Mobile licence fee liabilities – current portion | | 76,020 | 65,895 |
| | | 974,701 | 1,075,139 |
| **Net current assets** | | 1,173,565 | 1,640,361 |
| **Total assets less current liabilities** | | 3,842,562 | 4,364,670 |
| **Non-current liabilities** | | | |
| Asset retirement obligations | | 53,118 | 47,587 |
| Mobile licence fee liabilities – non-current portion | | 613,729 | 649,809 |
| Deferred income tax liabilities | | 138,252 | 129,613 |
| **Net assets** | | 3,037,463 | 3,537,661 |
| **Capital and reserves** | | | |
| Share capital | 17 | 57,698 | 58,018 |
| Reserves | | 2,940,577 | 3,452,526 |
| **Total equity attributable to equity holders of the Company** | | 2,998,275 | 3,510,544 |
| Minority interests | | 39,188 | 27,117 |
| **Total equity** | | 3,037,463 | 3,537,661 |

The notes on pages 13 to 28 are an integral part of these condensed consolidated interim financial statements.

# CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2007
(Expressed in Hong Kong dollars)

| | Note | Unaudited six months ended 31 December 2007 $000 | 2006 $000 |
|---|---|---|---|
| Net cash generated from operating activities | | 409,461 | 430,586 |
| Net cash (used in)/generated from investing activities | | (408,699) | 371,766 |
| Net cash used in financing activities | | (694,154) | (88,647) |
| Net (decrease)/increase in cash and cash equivalents | | (693,392) | 713,705 |
| Effect of foreign exchange rate change | | (1,033) | 1,337 |
| Cash and cash equivalents at 1 July | | 1,992,060 | 1,038,530 |
| Cash and cash equivalents at 31 December | | 1,297,635 | 1,753,572 |
| Analysis of balances of cash and cash equivalents | | | |
| Cash and bank balances | 15 | 1,637,527 | 2,083,423 |
| Less: short-term pledged bank deposits | 15 | (339,892) | (329,851) |
| | | 1,297,635 | 1,753,572 |

The notes on pages 13 to 28 are an integral part of these condensed consolidated interim financial statements.

# CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31 December 2007
(Expressed in Hong Kong dollars)

| | Unaudited | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Attributable to equity holders of the Company | | | | | | | | Minority interests | Total |
| | Share capital | Share premium | Revaluation reserve | Capital redemption reserve | Contributed surplus | Employee share-based compensation reserve | Exchange reserve | Retained profits | | |
| | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 |
| At 1 July 2006 | 58,279 | – | – | 2,690 | 2,371,112 | 14,864 | 270 | 978,327 | 23,795 | 3,449,337 |
| Currency translation differences | – | – | – | – | – | – | 197 | – | – | 197 |
| Repurchase of shares | (91) | – | – | 91 | (6,628) | – | – | (91) | – | (6,719) |
| Employee share-based compensation | – | – | – | – | – | 727 | – | – | – | 727 |
| Revaluation surplus of financial investments | – | – | 20,286 | – | – | – | – | – | – | 20,286 |
| Payment of 2006 interim dividend to a minority interest | – | – | – | – | – | – | – | – | (2,447) | (2,447) |
| Payment of 2006 final dividend | – | – | – | – | – | – | – | (69,935) | – | (69,935) |
| Profit for the period | – | – | – | – | – | – | – | 43,525 | 8,229 | 51,754 |
| At 31 December 2006 | 58,188 | – | 20,286 | 2,781 | 2,364,484 | 15,591 | 467 | 951,826 | 29,577 | 3,443,200 |

# CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31 December 2007
(Expressed in Hong Kong dollars)

| | Unaudited | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Attributable to equity holders of the Company | | | | | | | | Minority interests | Total |
| | Share capital $000 | Share premium $000 | Revaluation reserve $000 | Capital redemption reserve $000 | Contributed surplus $000 | Employee share-based compensation reserve $000 | Exchange reserve $000 | Retained profits $000 | $000 | $000 |
| At 1 July 2007 | 58,018 | 270 | 17,899 | 2,954 | 2,349,294 | 15,705 | 713 | 1,065,691 | 27,117 | 3,537,661 |
| Currency translation differences | – | – | – | – | – | – | 253 | – | – | 253 |
| Repurchase of shares | (418) | – | – | 418 | (34,746) | – | – | (418) | – | (35,164) |
| Issue of shares | 98 | 10,642 | – | – | – | (1,929) | – | – | – | 8,811 |
| Employee share-based compensation | – | – | – | – | – | 9 | – | – | – | 9 |
| Revaluation surplus of financial investments | – | – | 1,087 | – | – | – | – | – | – | 1,087 |
| Payment of 2007 interim dividend to a minority interest | – | – | – | – | – | – | – | – | (3,113) | (3,113) |
| Payment of 2007 final and special cash dividends | – | – | – | – | – | – | – | (648,366) | – | (648,366) |
| Profit for the period | – | – | – | – | – | – | – | 161,101 | 15,184 | 176,285 |
| At 31 December 2007 | 57,698 | 10,912 | 18,986 | 3,372 | 2,314,548 | 13,785 | 966 | 578,008 | 39,188 | 3,037,463 |

The notes on pages 13 to 28 are an integral part of these condensed consolidated interim financial statements.

For the six months ended 31 December 2007
(Expressed in Hong Kong dollars)

## 1 General information

SmarTone Telecommunications Holdings Limited (the "Company") and its subsidiaries (together, the "Group") are principally engaged in the provision of mobile services and the sale of mobile telephones and accessories in Hong Kong and Macau.

The Company is a limited liability company incorporated in Bermuda. The address of its head office and principal place of business is 31/F, Millennium City 2, 378 Kwun Tong Road, Kwun Tong, Hong Kong.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited (the "HKSE").

These unaudited condensed consolidated interim financial statements ("Interim Financial Statements") are presented in thousands of units of HK dollars ($000), unless otherwise stated. These Interim Financial Statements have been approved for issue by the board of directors on 4 March 2008.

## 2 Basis of preparation

These Interim Financial Statements for the six months ended 31 December 2007 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". These Interim Financial Statements should be read in conjunction with the annual financial statements for the year ended 30 June 2007.

## 3 Accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 30 June 2007, as described in the annual financial statements for the year ended 30 June 2007.

The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 30 June 2008.

| | |
|---|---|
| HKAS 1 (Amendment) | Presentation of Financial Statements – Capital Disclosures [1] |
| HKFRS 7 | Financial Instruments: Disclosures [1] |
| HK (IFRIC) – INT 10 | Interim Financial Reporting and Impairment [2] |
| HK (IFRIC) – INT 11 | HKFRS 2 – Group and Treasury Share Transactions [3] |

[1] Effective for annual periods beginning on or after 1 January 2007.
[2] Effective for annual periods beginning on or after 1 November 2006.
[3] Effective for annual periods beginning on or after 1 March 2007.

(Expressed in Hong Kong dollars)

## 3 Accounting policies *(continued)*

The above mentioned new standards, amendments to standards and interpretations did not result in material impacts to the Group other than the disclosure impacts on the consolidated financial statements for the year ending 30 June 2008. In summary:

- HKAS 1 (Amendment) deals with the capital disclosure requirements of an entity. The amendment to HKAS 1 requires the disclosure of (i) qualitative information about an entity's objective, policies and processes for managing capital; (ii) summary quantitative data about what the entity manages as capital; and (iii) whether the entity has complied with any externally imposed capital requirements and the consequences of any non-compliance. The new disclosure requirements introduced by HKAS 1 (Amendment) will be made in the annual financial statements for the year ending 30 June 2008.

- HKFRS 7 deals with the disclosure requirements in relation to all risks arising from financial instruments within HKAS 39, and applies to any entity that holds financial instruments. HKFRS 7 requires an entity to disclose the significance of financial instruments to the entity's financial position and performance, as well as the qualitative and quantitative information about the nature and extent of risk exposures arising from financial instruments. The new disclosure requirements introduced by HKFRS 7 will be made in the annual financial statements for the year ending 30 June 2008.

- HK (IFRIC) - INT 10 prohibits the impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost to be reversed at a subsequent balance sheet date.

- HK (IFRIC) - INT 11 provides guidance on whether share-based transactions involving treasury shares or involving Group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and Group companies.

The following new standards, amendments to standards and interpretations have been issued but are not effective for the year ending 30 June 2008 and have not been early adopted.

| | |
|---|---|
| HKAS 1 (Revised) | Presentation of Financial Statements [1] |
| HKAS 23 (Revised) | Borrowing costs [1] |
| HKFRS 8 | Operating Segments [1] |
| HK (IFRIC) – INT 12 | Service Concession Arrangements [2] |
| HK (IFRIC) – INT 13 | Customer Loyalty Programmes [3] |
| HK (IFRIC) – INT 14 | HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction [2] |

1 Effective for annual periods beginning on or after 1 January 2009.
2 Effective for annual periods beginning on or after 1 January 2008.
3 Effective for annual periods beginning on or after 1 July 2008.

## 4 Segment reporting

More than 90% of the Group's revenues and operating profit was attributable to its mobile communications operations. Accordingly, no analysis by business segment is included in these Interim Financial Statements.

Segment information is presented by way of geographical regions as the primary reporting format. An analysis of the Group's segment information by geographical segment is set out as follows:

| | Six months ended 31 December 2007 | | | |
|---|---|---|---|---|
| | Hong Kong | Macau | Elimination | Consolidated |
| | $000 | $000 | $000 | $000 |
| Revenues | 1,935,679 | 136,617 | (16,609) | 2,055,687 |
| Operating profit | 130,214 | 60,602 | — | 190,816 |
| Finance income | | | | 52,749 |
| Finance costs | | | | (43,240) |
| Profit before income tax | | | | 200,325 |
| Income tax expense | | | | (24,040) |
| Profit after income tax | | | | 176,285 |

| | Six months ended 31 December 2006 | | | |
|---|---|---|---|---|
| | Hong Kong | Macau | Elimination | Consolidated |
| | $000 | $000 | $000 | $000 |
| Revenues | 2,011,095 | 103,211 | (12,781) | 2,101,525 |
| Operating profit | 14,900 | 32,636 | 161 | 47,697 |
| Finance income | | | | 48,408 |
| Finance costs | | | | (37,955) |
| Profit before income tax | | | | 58,150 |
| Income tax expense | | | | (6,396) |
| Profit after income tax | | | | 51,754 |

## 5 Profit before income tax

Profit before income tax is stated after crediting and charging the followings:

| | Six months ended 31 December | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| Cost of inventories sold | 339,407 | 538,965 |
| Amortisation | | |
| Handset subsidies | 103,093 | 113,846 |
| Mobile licence fees | 32,191 | 31,091 |
| Depreciation | | |
| Owned fixed assets | 181,529 | 199,357 |
| Leased fixed assets | 40,889 | 43,588 |
| Operating lease rentals for land and buildings, transmission sites and leased lines | 297,540 | 272,895 |
| (Reversal of)/ impairment loss of inventories | (2,133) | 900 |
| Loss on disposal of fixed assets | 2,357 | 1,490 |
| Net exchange loss/(gain) | 1,414 | (650) |

## 6 Finance income

| | Six months ended 31 December | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| Interest income from debt securities | | |
| Listed | 113 | 677 |
| Unlisted | – | 1,501 |
| | 113 | 2,178 |
| Interest income from deposits with banks and other financial institutions | 51,020 | 44,903 |
| Accretion income | 1,616 | 1,327 |
| | 52,749 | 48,408 |

Accretion income represented changes in the rental deposits due to passage of time calculated by applying an interest method of allocation to the amount of rental deposits at the beginning of the period.

## 7 Finance costs

| | Six months ended 31 December | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| Accretion expenses | | |
| Mobile licence fee liabilities | 39,940 | 37,153 |
| Asset retirement obligations | 3,298 | 801 |
| Other borrowing costs | 2 | 1 |
| | 43,240 | 37,955 |

Accretion expenses represented changes in the mobile licence fee liabilities and asset retirement obligations due to passage of time calculated by applying an interest method of allocation to the amount of the liabilities at the beginning of the period.

## 8 Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Income tax on overseas profits has been calculated on the estimated assessable profit for the period at the tax rates prevailing in the countries in which the Group operates.

The amount of income tax expense charged to the consolidated profit and loss account represents:

| | Six months ended 31 December | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| Current income tax | | |
| Hong Kong profits tax | 8,104 | 1,263 |
| Overseas tax | 7,297 | 3,870 |
| Deferred income tax | 8,639 | 1,263 |
| | 24,040 | 6,396 |

## 9 Dividends

| | Six months ended 31 December 2007 $000 | 2006 $000 |
|---|---|---|
| **In respect of the period** | | |
| Interim dividend declared of 28 cents (2006: nil) per share | 161,115 | – |
| **Attributable to prior years paid in the period** | | |
| Final dividend of 27 cents (2006: 12 cents) per share | 156,303 | 69,935 |
| Special cash dividend of 85 cents (2006: nil) per share | 492,063 | – |
| | 648,366 | 69,935 |
| | 809,481 | 69,935 |

At a meeting held on 4 March 2008, the directors declared an interim dividend of 28 cents per share for the year ending 30 June 2008. The interim dividend declared is not reflected as a dividend payable in the Interim Financial Statements, but will be reflected as an appropriation of retained profits for the year ending 30 June 2008.

At a meeting held on 28 August 2007, the directors declared a final dividend of 27 cents per share and a special cash dividend of 85 cents per share for the year ended 30 June 2007, which were paid on 19 November 2007 and have been reflected as an appropriation of retained profits for the six months ended 31 December 2007.

## 10 Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to equity holders of $161,101,000 (2006: $43,525,000).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 578,725,553 (2006: 582,715,303). The diluted earnings per share is based on 579,243,252 (2006: 582,715,425) shares which is the weighted average number of shares in issue during the period plus the weighted average number of 517,699 (2006: 122) shares deemed to be issued at no consideration if all outstanding options had been exercised.

## 11 Fixed assets

| | $000 |
|---|---|
| Opening net book amount at 1 July 2007 | 1,832,045 |
| Additions | 169,735 |
| Disposals | (2,807) |
| Exchange differences | 186 |
| Depreciation | (222,418) |
| **Closing net book amount at 31 December 2007** | **1,776,741** |
| Opening net book amount at 1 July 2006 | 1,924,064 |
| Additions | 133,013 |
| Disposals | (1,847) |
| Exchange differences | 195 |
| Depreciation | (242,945) |
| Closing net book amount at 31 December 2006 | 1,812,480 |
| Additions | 256,645 |
| Disposals | (11,508) |
| Exchange differences | 211 |
| Depreciation | (225,783) |
| Closing net book amount at 30 June 2007 | 1,832,045 |

At 31 December 2007, the net book amount of fixed assets held by the Group under finance leases amounted to $163,571,000 (30 June 2007: $204,464,000).

For the six months ended 31 December 2007
(Expressed in Hong Kong dollars)

## 12 Financial investments

| | 31 December 2007 $000 | 30 June 2007 $000 |
|---|---|---|
| Available-for-sale financial assets | 56,381 | 58,854 |
| Held-to-maturity debt securities | – | 31,340 |
| | 56,381 | 90,194 |
| Less: Held-to-maturity debt securities maturing within one year of the balance sheet date included under current assets | – | (31,340) |
| Total non-current financial investments | 56,381 | 58,854 |

| | Available-for-sale financial assets $000 |
|---|---|
| Carrying value at 31 December 2007 | |
| Unlisted, traded on inactive markets and of private issuers | 56,381 |

| | $000 |
|---|---|
| (a) Available-for-sale financial assets | |
| At 1 July 2007 | 58,854 |
| Distributions | (3,560) |
| Revaluation surplus | 1,087 |
| **At 31 December 2007** | **56,381** |

| | $000 |
|---|---|
| (b) Held-to-maturity debt securities | |
| At 1 July 2007 | 31,340 |
| Amortisation | (68) |
| Redemption upon maturity | (31,272) |
| **At 31 December 2007** | – |

During the six months ended 31 December 2006 and 2007, no gain or loss arose on the disposal of held-to-maturity debt securities.

## 13 Intangible assets

| | Handset subsidies $000 | Mobile licence fees $000 | Total $000 |
|---|---|---|---|
| Opening net book amount at 1 July 2007 | 149,659 | 634,266 | 783,925 |
| Additions | 133,883 | — | 133,883 |
| Amortisation | (103,093) | (32,191) | (135,284) |
| **Closing net book amount at 31 December 2007** | **180,449** | **602,075** | **782,524** |
| Opening net book amount at 1 July 2006 | 168,462 | 631,497 | 799,959 |
| Additions | 69,023 | 66,052 | 135,075 |
| Amortisation | (113,846) | (31,091) | (144,937) |
| Closing net book amount at 31 December 2006 | 123,639 | 666,458 | 790,097 |
| Additions | 124,405 | — | 124,405 |
| Amortisation | (98,385) | (32,192) | (130,577) |
| Closing net book amount at 30 June 2007 | 149,659 | 634,266 | 783,925 |

## 14 Trade and other receivables

| | 31 December 2007 $000 | 30 June 2007 $000 |
|---|---|---|
| Trade receivables | **220,618** | 192,423 |
| Less: provision for impairment of trade receivables | **(12,286)** | (13,005) |
| Trade receivables – net | **208,332** | 179,418 |
| Deposits and prepayments | **191,944** | 129,751 |
| Other receivables | **55,607** | 31,143 |
| | **455,883** | 340,312 |
| Less: deposits and prepayments – non-current portion | **(51,539)** | (47,673) |
| Current portion | **404,344** | 292,639 |

## 14 Trade and other receivables *(continued)*

The Group allows an average credit period of thirty days to its subscribers and other customers. An ageing analysis of trade receivables, net of provisions, is as follows:

| | 31 December 2007 $000 | 30 June 2007 $000 |
|---|---|---|
| Current to 30 days | **171,515** | 159,535 |
| 31 - 60 days | **25,798** | 15,304 |
| 61 - 90 days | **7,207** | 3,365 |
| Over 90 days | **3,812** | 1,214 |
| | **208,332** | 179,418 |

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

The Group has recognised a loss of $5,866,000 (2006: $7,466,000) for the impairment of its trade receivables during the six months ended 31 December 2007. The loss has been included in other operating expenses in the consolidated profit and loss account.

## 15 Cash and bank balances

| | 31 December 2007 $000 | 30 June 2007 $000 |
|---|---|---|
| Short-term pledged bank deposits | **339,892** | 324,395 |
| Cash at bank and in hand | **89,766** | 68,070 |
| Short-term bank deposits | **1,207,869** | 1,923,990 |
| Cash and cash equivalents | **1,297,635** | 1,992,060 |
| | **1,637,527** | 2,316,455 |

Of the pledged bank deposits, $226,244,000 (30 June 2007: $200,933,000) has been pledged as cash collateral for the Group's 3G Licence performance bond as referred to in note 19 – "Commitments and contingent liabilities".

## 16 Trade payables

An ageing analysis of trade payables is as follows:

| | 31 December 2007 $000 | 30 June 2007 $000 |
|---|---|---|
| Current to 30 days | 68,862 | 75,656 |
| 31 - 60 days | 25,659 | 40,094 |
| 61 - 90 days | 7,710 | 9,769 |
| Over 90 days | 12,266 | 29,465 |
| | 114,497 | 154,984 |

## 17 Share capital

| | Shares of $0.10 each | $000 |
|---|---|---|
| **Authorised:** | | |
| **At 1 July 2007 and 31 December 2007** | 1,000,000,000 | 100,000 |
| **Issued and fully paid:** | | |
| At 1 July 2007 | 580,178,928 | 58,018 |
| Issue of new shares upon exercise of share options (a) | 979,000 | 98 |
| Repurchases of shares (b) | (4,176,500) | (418) |
| **At 31 December 2007** | 576,981,428 | 57,698 |

a During the six months ended 31 December 2007, options were exercised to subscribe for 979,000 shares in the Company at a consideration of $8,811,000, of which $98,000 was credited to share capital and the balance of $8,713,000 was credited to the share premium account. In respect of the options exercised, an amount of $1,929,000 was reversed from the employee share-based compensation reserve and credited to the share premium account.

b. During the six months ended 31 December 2007, the Company repurchased 4,176,500 shares on the HKSE. These repurchased shares were cancelled prior to 31 December 2007. The total amount paid to acquire these shares of $35,164,000 was deducted from shareholders' equity.

For the six months ended 31 December 2007
(Expressed in Hong Kong dollars)

## 17 Share capital *(continued)*

Details of these repurchases are as follows:

| Month of repurchase | Number of shares repurchased | Price per share Highest $ | Price per share Lowest $ | Aggregate price paid $000 |
|---|---|---|---|---|
| July 2007 | 968,500 | 9.20 | 8.85 | 8,702 |
| October 2007 | 1,090,000 | 9.48 | 9.06 | 10,091 |
| November 2007 | 1,916,000 | 9.34 | 7.24 | 14,898 |
| December 2007 | 202,000 | 7.29 | 7.29 | 1,473 |
| | 4,176,500 | | | 35,164 |

## 18 Employee share option scheme

Movements of the share options granted to the participants pursuant to the Company's share option scheme during the six months ended 31 December 2007 are as follows:

| | | | Number of options | | | | |
|---|---|---|---|---|---|---|---|
| Date granted | Exercise period | Exercise price per share $ | Outstanding at 1 July 2007 | Granted during the period | Exercised during the period | Cancelled /Lapsed during the period | Outstanding at 31 December 2007 |
| 10 February 2003 | 10 February 2003 to 16 July 2011 | 9.29 | 3,000,000 | – | – | – | 3,000,000 |
| 10 February 2003 | 2 May 2003 to 1 May 2012 | 9.20 | 133,500 | – | – | – | 133,500 |
| 5 February 2004 | 5 February 2005 to 4 February 2014 | 9.00 | 7,327,000 | – | (979,000) | (193,000) | 6,155,000 |
| 1 March 2005 | 1 March 2006 to 28 February 2015 | 9.05 | 193,000 | – | – | – | 193,000 |
| | | | 10,653,500 | – | (979,000) | (193,000) | 9,481,500 |

## 19 Commitments and contingent liabilities

a Capital commitments

Capital commitments outstanding at 31 December 2007 not provided for in the Interim Financial Statements were as follows:

| | 31 December 2007 $000 | 30 June 2007 $000 |
|---|---|---|
| Contracted for | | |
| Fixed assets | **415,820** | 53,178 |
| Equity securities | **3,550** | 3,557 |
| Authorised but not contracted for | **138,891** | 490,333 |
| | **558,261** | 547,068 |

b Operating lease commitments

The Group leases various retail stores, offices, warehouses, transmission sites and leased lines under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

At 31 December 2007, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

| | 31 December 2007 $000 | 30 June 2007 $000 |
|---|---|---|
| Land and buildings and transmission sites | | |
| Within one year | **338,815** | 363,793 |
| After one year but within five years | **225,297** | 245,054 |
| After five years | **24,263** | 27,939 |
| | **588,375** | 636,786 |
| Leased lines | | |
| Within one year | **35,937** | 29,510 |
| After one year but within five years | **23,198** | 19,765 |
| After five years | **1,948** | 2,176 |
| | **61,083** | 51,451 |

## 19 Commitments and contingent liabilities *(continued)*

c Performance bonds

| | 31 December 2007 $000 | 30 June 2007 $000 |
|---|---|---|
| Hong Kong 3G Licence | **452,487** | 401,865 |
| Other | **1,942** | 1,942 |
| | **454,429** | 403,807 |

The performance bonds were issued by certain banks in favour of the Telecommunications Authorities of Hong Kong and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company and various subsidiaries of the Company.

On 22 October 2007, the sixth anniversary of the issue of the 3G Licence and subsequent to the payment of the sixth year spectrum utilisation fee of $60 million, the performance bond was revised. The revised bond was for $452 million with a duration of five years.

d Lease out, lease back agreements

Under certain lease out, lease back agreements entered into during the year ended 30 June 1999, a subsidiary of the Company has undertaken to guarantee the obligations of the intermediary lessees to the lessors as agreed at the inception of the lease for a period of 16 years. The directors are of the opinion that the risk of the subsidiary company being called upon to honour this guarantee is remote and accordingly the directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

## 20 Related party transactions

The Group is controlled by Cellular 8 Holdings Ltd, which owns 54.49% of the Company's shares. The remaining 45.51% of the shares are widely held. The ultimate parent of the Group is Sun Hung Kai Properties Limited ("SHKP"), a company incorporated in Hong Kong.

a During the six months ended 31 December 2007, the Group had significant transactions with certain subsidiaries and associated companies of SHKP in the ordinary course of business as set out below. All related party transactions are carried out in accordance with the terms of the relevant agreements governing the transactions.

| | Six months ended 31 December | |
|---|---|---|
| | **2007** | 2006 |
| | **$000** | $000 |
| Operating lease rentals for land and buildings and transmission sites (i) | **33,527** | 32,496 |
| Insurance expenses (ii) | **1,842** | 2,199 |

(i) Operating lease rentals for land and buildings and transmission sites
Certain subsidiaries and associated companies of SHKP have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antennae and telephone cables on certain premises owned by them.

For the six months ended 31 December 2007, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $33,527,000 (2006: $32,496,000).

(ii) Insurance expenses
Sun Hung Kai Properties Insurance Limited, a wholly owned subsidiary of SHKP, provides general insurance services to the Group. For the six months ended 31 December 2007, insurance premiums paid and payable were $1,842,000 (2006: $2,199,000).

b At 31 December 2007, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

## 20 Related party transactions *(continued)*

c Key management compensation

| | Six months ended 31 December | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| Salaries and other short-term employee benefits | 15,681 | 11,890 |
| Share-based payments | — | 309 |
| | 15,681 | 12,199 |

d The trading balances set out below with SHKP and its subsidiaries (the "SHKP Group") (including buildings and estates managed by the SHKP Group) are included within the relevant balance sheet items:

| | 31 December | 30 June |
|---|---|---|
| | 2007 | 2007 |
| | $000 | $000 |
| Trade receivables (note 14) | 697 | 611 |
| Deposits and prepayments (note 14) | 6,589 | 4,407 |
| Trade payables (note 16) | 93 | 413 |
| Other payables and accruals | 2,542 | 1,769 |

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties.

(Financial figures are expressed in Hong Kong dollars)

## INTERIM DIVIDEND

The directors declared an interim dividend of 28 cents (2006: nil) per share for the six months ended 31 December 2007 to shareholders whose names appear in the Register of Members of the Company on 2 April 2008. It is expected that the interim dividend warrants will be despatched to shareholders on or about 15 April 2008.

## CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 28 March 2008 to Wednesday, 2 April 2008 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for the aforesaid interim dividend, all transfers of shares acccompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:30 p.m. on Thursday, 27 March 2008.

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31 December 2007, the interests or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under section 352 of the SFO, or which were required, pursuant to the required standard of dealings by Directors as referred to in the "Model Code for Securities Transactions by Directors of Listed Issuers" of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), to be notified to the Company and the HKSE, were as follows:

(Financial figures are expressed in Hong Kong dollars)

## 1. LONG POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

| | Number of shares held | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Name of Director | Personal interests (held as beneficial owner) | Family interests (interests of spouse or child under 18) | Corporate interests (interests of controlled corporation) | Other interests | Total | Number of underlying shares held under equity derivatives | Total | % of shares in issue |
| Raymond Ping-luen Kwok | – | – | – | 2,237,767 [1] | 2,237,767 | – | 2,237,767 | 0.38 |
| Douglas Li | – | – | – | – | – | 3,000,000 [2] | 3,000,000 | 0.52 |
| Patrick Kai-lung Chan | – | – | – | – | – | 1,103,500 [2] | 1,103,500 | 0.19 |

Notes:

1. Mr Raymond Ping-luen Kwok was deemed to be interested in these shares by virtue of being beneficiary of certain discretionary trust(s) for the purpose of the SFO.

2. These represented the interests in the underlying shares of the Company in respect of the share options (being regarded for the time being as unlisted physically settled equity derivatives) granted by the Company, the details of which are set out in the section entitled "Share Option Scheme".

## 2. LONG POSITIONS IN SHARES AND UNDERLYING SHARES OF THE ASSOCIATED CORPORATIONS OF THE COMPANY

### *(a) Sun Hung Kai Properties Limited ("SHKP")*

| | Number of shares held | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Name of Director | Personal interests (held as beneficial owner) | Family interests (interests of spouse or child under 18) | Corporate interests (interests of controlled corporation) | Other interests | Total | Number of underlying shares held under equity derivatives | Total | % of shares in issue |
| Raymond Ping-luen Kwok | 75,000 | – | – | 1,086,165,895 [1] | 1,086,240,895 | – | 1,086,240,895 | 42.36 |
| Michael Yick-kam Wong | 145,904 | – | – | – | 145,904 | – | 145,904 | 0 |
| Eric Ka-cheung Li | – | – | 18,000 | – | 18,000 | – | 18,000 | 0 |

Note:

1. Of these shares in SHKP, Mr Raymond Ping-luen Kwok was deemed to be interested in 1,062,988,347 shares by virtue of being beneficiary of certain discretionary trusts for the purpose of the SFO.

## (b) SUNeVision Holdings Ltd. ("SUNeVision")

| Name of Director | Number of shares held: Personal interests (held as beneficial owner) | Family interests (interests of spouse or child under 18) | Corporate interests (interests of controlled corporation) | Other interests | Total | Number of underlying shares held under equity derivatives | Total | % of shares in issue |
|---|---|---|---|---|---|---|---|---|
| Raymond Ping-luen Kwok | – | – | – | 1,742,500[1] | 1,742,500 | – | 1,742,500 | 0.08 |
| Michael Yick-kam Wong | 100,000 | – | – | – | 100,000 | – | 100,000 | 0 |
| Andrew Sing-tak So | 326,667 | – | – | – | 326,667 | 133,333[2] | 460,000 | 0.02 |

Notes:

1. Of these shares in SUNeVision, Mr Raymond Ping-luen Kwok was deemed to be interested in 1,070,000 shares by virtue of being beneficiary of certain discretionary trusts for the purpose of the SFO.

2. These represented the interests in the underlying shares in SUNeVision in respect of the share options (being regarded for the time being as unlisted physically settled equity derivatives) granted by SUNevision.

## (c) Mr Raymond Ping-luen Kwok had the following interests in shares of the following associated corporations:

| Name of associated corporation | Attributable holding through corporation | Attributable % of shares in issue through corporation | Actual holding through corporation | Actual % interests in issued shares |
|---|---|---|---|---|
| Splendid Kai Limited | 2,500 | 25 | 1,500[1] | 15 |
| Hung Carom Company Limited | 25 | 25 | 15[1] | 15 |
| Tinyau Company Limited | 1 | 50 | 1[1] | 50 |
| Open Step Limited | 8 | 80 | 4[1] | 40 |

Note:

1. Mr Raymond Ping-luen Kwok was deemed to be interested in these shares for the purpose of the SFO. These shares were held by corporations in which Mr Kwok was entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.

(Financial figures are expressed in Hong Kong dollars)

Save as disclosed above, at 31 December 2007, none of the Directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the HKSE pursuant to Part XV of the SFO or pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" of the Listing Rules.

## SHARE OPTION SCHEME

Pursuant to the terms of the share option scheme adopted by the Company on 15 November 2002 (the "Share Option Scheme"), the Company may grant options to the participants, including directors and employees of the Group, to subscribe for the shares of the Company. Movements of the share options granted to the participants pursuant to the Share Option Scheme during the six months ended 31 December 2007 were as follows:

| Grantee | Date of grant | Exercise price $ | Exercise period | Outstanding at 1 July 2007 | Granted during the period | Exercised during the period | Cancelled/ Lapsed during the period | Outstanding at 31 December 2007 |
|---|---|---|---|---|---|---|---|---|
| Directors | | | | | | | | |
| Douglas Li | 10 February 2003 | 9.29 | 10 February 2003 to 16 July 2011 | 3,000,000[1] | – | – | – | 3,000,000 |
| Patrick Kai-lung Chan | 10 February 2003 | 9.20 | 2 May 2003 to 1 May 2012 | 133,500[2] | – | – | – | 133,500 |
| | 5 February 2004 | 9.00 | 5 February 2005 to 4 February 2014 | 970,000[3] | – | – | – | 970,000 |
| Employees | 5 February 2004 | 9.00 | 5 February 2005 to 4 February 2014 | 6,357,000 | – | (979,000) | (193,000) | 5,185,000 |
| | 1 March 2005 | 9.05 | 1 March 2006 to 28 February 2015 | 193,000 | – | – | – | 193,000 |

Notes:

1. The options, in the original number of 5,000,000, can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.

2. The options, in the original number of 200,000, can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.

3. The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

Other than the share options stated above, no share options had been granted by the Company to other participants pursuant to the Share Option Scheme. Save as disclosed above, no other share options were granted, exercised, cancelled or lapsed during the period.

## DISCLOSEABLE INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS UNDER THE SFO

As at 31 December 2007, the long positions of persons, other than Directors or chief executive of the Company, being 5% or more in the interest in shares of the Company as recorded in the register required to be kept by the Company under section 336 of the SFO, were as follows:

| Name | Total number of shares | % of shares in issue |
|---|---|---|
| Cellular 8 Holdings Limited ("Cellular 8") [1] | 314,397,472 | 54.49% |
| Sun Hung Kai Properties Limited ("SHKP") [1&2] | 328,565,397 | 56.94% |
| HSBC International Trustee Limited ("HSBC") [3] | 329,285,208 | 57.07% |
| Marathon Asset Management Limited | 52,610,896 | 9.11% |
| Brandes Investment Partners, L.P. | 37,383,730 | 6.47% |

Notes:

1. Cellular 8 is a wholly-owned subsidiary of SHKP. By virtue of the SFO, SHKP was deemed to be interested in the 314,397,472 shares in the Company held by Cellular 8.

2. 14,167,925 shares in the Company were held by TFS Development Company Limited, a wholly-owned subsidiary of Fourseas Investments Limited which in turn is a wholly-owned subsidiary of SHKP. By virtue of the SFO, SHKP was therefore also deemed to be interested in such shares in the Company.

3. For the purposes of the SFO, the interest of SHKP noted above against its name (and the interest of each of its subsidiaries noted above) is also attributed to HSBC by reference to the interests in shares which HSBC holds (or deemed to hold) in SHKP. The number of shares noted above against the name of HSBC therefore duplicates the interest of SHKP.

Save as disclosed above, as at 31 December 2007, no other parties had registered as having an interest of 5% or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.

# OTHER INFORMATION

(Financial figures are expressed in Hong Kong dollars)

## PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 31 December 2007, the Company repurchased 4,176,500 shares on the HKSE. These repurchased shares were cancelled. Please refer to note 17 of the notes to the interim financial statements for details of the repurchases.

The aggregate price of the repurchased shares (before expenses) in the amount of $35,164,000 has been charged against the retained profits and contributed surplus accounts. A sum equivalent to the nominal value of the repurchased shares amounting to $418,000 has been transferred from share capital to capital redemption reserve.

Save as disclosed above, at no time during the six months ended 31 December 2007 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

## REVIEW OF INTERIM RESULTS BY AUDIT COMMITTEE

The Audit Committee of the Company has been established since 1999 to provide advice and recommendations to the Board. The Audit Committee is currently chaired by Dr Eric Ka-cheung Li, an Independent Non-Executive Director with professional accounting expertise, and the other members are Mr Leung-sing Ng, Mr Eric Fock-kin Gan and Mr Michael Yick-kam Wong, with the majority being independent non-executive directors of the Company. The Committee members possess appropriate business or financial expertise and experience to provide relevant advice and recommendations to the Company.

The Audit Committee held a meeting on 22 February 2008 and reviewed the relevant interim financial statements as well as the internal audit reports of the Group for the six months ended 31 December 2007. The Committee was satisfied that the accounting polices and methods of computation adopted by the Group are in accordance with the current best practices in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements. The Committee was also satisfied with the internal control measures adopted by the Group.

The interim financial statements for the six months ended 31 December 2007 have not been audited but have been reviewed by the Company's external auditors.

The financial information disclosed in this report complies with the disclosure requirements of Appendix 16 of the Listing Rules and has been reviewed by the Audit Committee and the external auditors before being put forward to the Directors for approval.

## CORPORATE GOVERNANCE

The Company is committed to building and maintaining high standards of corporate governance. Throughout the six months ended 31 December 2007, the Company has applied the principles and complied with the requirements set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules with the only deviation from code provision A.4.1 in respect of the service term of non-executive directors. Non-executive directors of the Company are not appointed with specific term but they are required to retire from office by rotation and are subject to re-election by shareholders at annual general meeting once every three years in accordance with the Company's bye-laws. As such, no Director has a term of appointment longer than three years.

The Directors will continue to monitor and review the Company's corporate governance practices to ensure compliance with the CG Code.

## COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS

The Group adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" (the "Model Code") contained in Appendix 10 of the Listing Rules as the code of conduct regarding Directors' transactions in the securities of the Company. Similar code has also been adopted for relevant employees, who may be in possession of unpublished price-sensitive information, in dealing with the Company's securities. Upon specific enquiry, each Director had confirmed that during the six months ended 31 December 2007, they had fully complied with the required standard set out in the Model Code regarding securities transactions and there was no event of non-compliance.

# OTHER INFORMATION

(Financial figures are expressed in Hong Kong dollars)

By order of the Board
**Alvin Yau-hing Mak**
*Company Secretary*

Hong Kong, 4 March 2008

As at the date of this report, the Executive Directors of the Company are Mr Douglas Li and Mr Patrick Kai-lung Chan; Non-Executive Directors are Mr Raymond Ping-luen Kwok, Mr Michael Yick-kam Wong, Mr Andrew Sing-tak So, Mr Wing-yui Cheung, Mr David Norman Prince and Mr Wing-chung Yung; Independent Non-Executive Directors are Dr Eric Ka-cheung Li, JP, Mr Leung-sing Ng, JP, Mr Xiang-dong Yang and Mr Eric Fock-kin Gan.

(財務數字以港元列值)

承董事會命
*公司秘書*
**麥祐興**

香港,2008年3月4日

於本報告日期,本公司之執行董事為黎大鈞先生及陳啟龍先生;非執行董事為郭炳聯先生、黃奕鑑先生、蘇承德先生、張永鋭先生、潘魏仕先生及容永忠先生;獨立非執行董事為李家祥博士,太平紳士、吳亮星先生,太平紳士、楊向東先生及顏福健先生。

截至2007年12月31日止6個月之中期財務報表未經審核，惟已由本公司外聘之核數師審閱。

本報告所披露之財務資料已符合上市規則附錄16之披露規定，並於呈交董事批准前，經審核委員會及外聘之核數師審閱。

## 企業管治

本公司致力建立及維持高水平之企業管治。於截至2007年12月31日止6個月期間內，本公司已應用及遵守上市規則附錄14所載之《企業管治常規守則》(「企業管治守則」)之原則及規定，當中只偏離守則條文A.4.1項有關非執行董事之服務任期。本公司之非執行董事之委任並無指定年期，惟根據本公司之細則，彼等必須至少每三年一次於股東週年大會輪席告退，並由股東重選。因此，概無董事之委任年期超過三年。

董事將繼續監察及檢討本公司之企業管治常規，以確保遵守企業管治守則。

## 董事進行證券交易之標準守則

本集團採納上市規則附錄10所載之《上市公司董事進行證券交易的標準守則》(「標準守則」)，作為董事進行證券交易之行為守則。而類似之守則亦已被採納以供有關員工(其可能擁有一些未經公開之股價敏感資料)在買賣本公司股票時遵守。在向所有董事作出特定查詢後，彼等均確認於截至2007年12月31日止6個月期間內，皆有全面遵行標準守則內所訂之標準，當中並無不遵守的情況。

(財務數字以港元列值)

## 購買、出售或贖回股份

於截至2007年12月31日止6個月期間內，本公司於香港聯交所購回其4,176,500股股份，該等回購股份已被註銷。回購之詳情請參閱中期財務報表附註17。

該等回購股份之總價值(不包括費用)共$35,164,000，已從保留溢利賬及繳入盈餘賬中扣除。而相等於回購股份之面值共$418,000已從股本轉撥至資本贖回儲備內。

除上文所披露者外，於截至2007年12月31日止6個月期間內，本公司及其任何附屬公司概無購買、出售或贖回本公司之股份。

## 審核委員會審閱中期業績

本公司之審核委員會自1999年起成立，負責向董事會提供意見及建議。審核委員會之主席乃李家祥博士，為擁有專業會計專長之獨立非執行董事，而其他成員包括吳亮星先生、顏福健先生及黃奕鑑先生，大部份成員均為本公司之獨立非執行董事。委員會成員均具備適當的業務或財務專長及經驗，為本公司提供意見及建議。

審核委員會已於2008年2月22日舉行會議並審閱本集團截至2007年12月31日止6個月之中期財務報表及內部審核報告。委員會相信本集團所採用的會計政策及計算方法乃按照目前香港業內的最佳常規。委員會發現財務報表並未遺漏任何特殊項目，並對財務報表所披露的數據及闡釋，表示滿意。委員會亦對集團所採取的內部監控措施感到滿意。

除上述購股權外，本公司並無根據購股權計劃授出購股權予其他參與人士。除上文所披露者外，期內並無其他購股權被授出、行使、註銷或失效。

## 根據證券及期貨條例須予披露之股東權益及淡倉

於2007年12月31日，根據證券及期貨條例第336條所規定存置的登記冊所載，下列人士（董事及本公司行政總裁除外）擁有本公司股份5%或以上之權益：

| 股東名稱 | 股份總數目 | 佔已發行股份百分比 |
|---|---|---|
| Cellular 8 Holdings Limited（「Cellular 8」）[1] | 314,397,472 | 54.49% |
| 新鴻基地產發展有限公司（「新鴻基地產」）[1&2] | 328,565,397 | 56.94% |
| HSBC International Trustee Limited（「HSBC」）[3] | 329,285,208 | 57.07% |
| Marathon Asset Management Limited | 52,610,896 | 9.11% |
| Brandes Investment Partners, L.P. | 37,383,730 | 6.47% |

附註：

1. Celluar 8乃新鴻基地產之全資附屬公司。根據證券及期貨條例，新鴻基地產被視為擁有Celluar 8所持有本公司314,397,472股股份權益。

2. TFS Development Company Limited持有本公司14,167,925股股份，該公司乃Fourseas Investments Limited之全資附屬公司，而Fourseas Investments Limited乃新鴻基地產之全資附屬公司。因此，根據證券及期貨條例，新鴻基地產亦被視為擁有該等本公司股份權益。

3. 就證券及期貨條例而言，新鴻基地產於上述以其名稱持有的股份權益（及上述其各附屬公司的權益）亦屬HSBC所有，原因為HSBC持有或被視作持有新鴻基地產之股份。因此，上述以HSBC之名稱持有之股份數目與新鴻基地產之權益重叠。

除上文所披露者外，於2007年12月31日，根據遵照證券及期貨條例第336條所存置之登記冊所記錄，概無其他人士擁有本公司5%或以上之股份或相關股份權益或淡倉。

除上文所披露者外，於2007年12月31日，概無董事及行政總裁(包括彼等之配偶及未滿18歲之子女)及彼等之聯繫人士於本公司、其附屬公司或其任何相聯法團之股份、相關股份或債券中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置之登記冊內，或根據證券及期貨條例第XV部或上市規則之《上市公司董事進行證券交易的標準守則》，而須知會本公司及香港聯交所。

## 購股權計劃

根據本公司於2002年11月15日採納之購股權計劃(「購股權計劃」)之條款，本公司可授予參與人士(包括本集團的董事及僱員)購股權以認購本公司的股份。於截至2007年12月31日止6個月期間內，根據購股權計劃授予參與人士的購股權變動詳情如下：

| 承授人 | 授予日期 | 行使價 $ | 行使期限 | 於2007年7月1日尚未行使 | 於期內授予 | 於期內行使 | 於期內註銷／失效 | 於2007年12月31日尚未行使 |
|---|---|---|---|---|---|---|---|---|
| **董事** | | | | | | | | |
| 黎大鈞 | 2003年2月10日 | 9.29 | 2003年2月10日至2011年7月16日 | 3,000,000[1] | — | — | — | 3,000,000 |
| 陳啟龍 | 2003年2月10日 | 9.20 | 2003年5月2日至2012年5月1日 | 133,500[2] | — | — | — | 133,500 |
| | 2004年2月5日 | 9.00 | 2005年2月5日至2014年2月4日 | 970,000[3] | — | — | — | 970,000 |
| **僱員** | 2004年2月5日 | 9.00 | 2005年2月5日至2014年2月4日 | 6,357,000 | — | (979,000) | (193,000) | 5,185,000 |
| | 2005年3月1日 | 9.05 | 2006年3月1日至2015年2月28日 | 193,000 | — | — | — | 193,000 |

附註：

1. 按原有的5,000,000份購股權，不多於20%的購股權可於2003年2月10日開始行使，不多於40%的購股權可於2003年7月17日開始行使，不多於60%的購股權可於2004年7月17日開始行使，不多於80%的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

2. 按原有的200,000份購股權，不多於三分之一的購股權可於2003年5月2日開始行使，不多於三分之二的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

3. 不多於三分之一的購股權可於2005年2月5日開始行使，不多於三分之二的購股權可於2006年2月5日開始行使，全數購股權可於2007年2月5日開始行使。

*(b) 新意網集團有限公司(「新意網」)*

| 董事姓名 | 持有股份數目<br>個人權益<br>(實益持有) | 家屬權益<br>(配偶或<br>十八歲以下<br>子女之權益) | 公司權益<br>(控制公司<br>之權益) | 其他權益 | 總數 | 股本衍生<br>工具下持有<br>相關股份<br>之數目 | 總數 | 佔已<br>發行股份<br>百分比 |
|---|---|---|---|---|---|---|---|---|
| 郭炳聯 | – | – | – | 1,742,500[1] | 1,742,500 | – | 1,742,500 | 0.08 |
| 黃奕鑑 | 100,000 | – | – | – | 100,000 | – | 100,000 | 0 |
| 蘇承德 | 326,667 | – | – | – | 326,667 | 133,333[2] | 460,000 | 0.02 |

附註：

1. 就證券及期貨條例而言，郭炳聯先生因身為若干酌情信託之受益人而被視為擁有該等新意網股份中1,070,000股股份權益。

2. 此乃新意網授出購股權所涉及之新意網相關股份權益(現被視為以實物交收非上市證券衍生工具)。

*(c) 郭炳聯先生於下列相聯法團之股份中持有以下權益：*

| 相聯法團名稱 | 透過法團<br>持有 | 透過法團<br>持有佔已發行<br>股份百分比 | 法團實質<br>持有 | 實質持有<br>佔已發行<br>股份百分比 |
|---|---|---|---|---|
| Splendid Kai Limited | 2,500 | 25 | 1,500[1] | 15 |
| Hung Carom Company Limited | 25 | 25 | 15[1] | 15 |
| Tinyau Company Limited | 1 | 50 | 1[1] | 50 |
| 舉捷有限公司 | 8 | 80 | 4[1] | 40 |

附註：

1. 就證券及期貨條例而言，郭炳聯先生被視為擁有該等股份權益。該等股份乃由法團持有，而郭先生於該等法團之股東大會上可控制行使三分之一或以上之投票權。

## 1. 於本公司股份及相關股份之好倉

| 董事姓名 | 持有股份數目<br>個人權益<br>(實益持有) | 家屬權益<br>(配偶或<br>十八歲以下<br>子女之權益) | 公司權益<br>(控制公司<br>之權益) | 其他權益 | 總數 | 股本衍生<br>工具下持有<br>相關股份<br>之數目 | 總數 | 佔已<br>發行股份<br>百分比 |
|---|---|---|---|---|---|---|---|---|
| 郭炳聯 | — | — | — | 2,237,767[1] | 2,237,767 | — | 2,237,767 | 0.38 |
| 黎大鈞 | — | — | — | — | — | 3,000,000[2] | 3,000,000 | 0.52 |
| 陳啟龍 | — | — | — | — | — | 1,103,500[2] | 1,103,500 | 0.19 |

附註：

1. 就證券及期貨條例而言，郭炳聯先生因身為若干酌情信託之受益人而被視為擁有該些股份權益。

2. 此乃本公司授出購股權所涉及之本公司相關股份權益(現被視為以實物交收非上市證券衍生工具)，詳情載於「購股權計劃」一節內。

## 2. 本公司相聯法團股份及相關股份之好倉

### (a) 新鴻基地產發展有限公司(「新鴻基地產」)

| 董事姓名 | 持有股份數目<br>個人權益<br>(實益持有) | 家屬權益<br>(配偶或<br>十八歲以下<br>子女之權益) | 公司權益<br>(控制公司<br>之權益) | 其他權益 | 總數 | 股本衍生<br>工具下持有<br>相關股份<br>之數目 | 總數 | 佔已<br>發行股份<br>百分比 |
|---|---|---|---|---|---|---|---|---|
| 郭炳聯 | 75,000 | — | — | 1,086,165,895[1] | 1,086,240,895 | — | 1,086,240,895 | 42.36 |
| 黃奕鑑 | 145,904 | — | — | — | 145,904 | — | 145,904 | 0 |
| 李家祥 | — | — | 18,000 | — | 18,000 | — | 18,000 | 0 |

附註：

1. 就證券及期貨條例而言，郭炳聯先生因身為若干酌情信託之受益人而被視為擁有該等新鴻基地產股份中1,062,988,347股股份權益。

## 中期股息

董事宣佈向於2008年4月2日名列本公司股東名冊之股東派付截至2007年12月31日止6個月之中期股息每股28港仙(2006年：無)。預期中期股息單將約於2008年4月15日寄送予各股東。

## 暫停辨理股份過戶登記

本公司將於2008年3月28日(星期五)至2008年4月2日(星期三)，首尾兩天包括在內，暫停辨理股份過戶登記手續。為符合資格以獲取中期股息，請將股份過戶表格連同有關股票於2008年3月27日(星期四)下午四時三十分前，送交本公司在香港的股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712 - 1716室，辨理股份過戶登記手續。

## 董事及行政總裁之權益

於2007年12月31日，董事及本公司行政總裁於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部已知會本公司及香港聯合交易所有限公司(「香港聯交所」)之權益或淡倉(包括根據證券及期貨條例之該等條文彼等被當作或視為擁有之權益或淡倉)，或根據證券及期貨條例第352條規定須記錄於該條例所述之登記冊之權益或淡倉，或根據香港聯合交易所有限公司證券上市規則(「上市規則」)之《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯交所之權益或淡倉如下：

截至2007年12月31日止6個月
（以港元列值）

## 20 關連人士之交易（續）

c 主要管理人員酬金

| | 截至12月31日止6個月 | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| 薪金及其他短期僱員福利 | 15,681 | 11,890 |
| 股份報酬 | – | 309 |
| | 15,681 | 12,199 |

d 與新鴻基地產及其附屬公司（「新鴻基地產集團」）（包括新鴻基地產集團管理之樓宇及房地產）之交易結餘，已計入其相關之資產負債表項目內，如下：

| | 2007年<br>12月31日<br>$000 | 2007年<br>6月30日<br>$000 |
|---|---|---|
| 應收營業賬款（附註14） | 697 | 611 |
| 按金及預付款項（附註14） | 6,589 | 4,407 |
| 應付營業賬款（附註16） | 93 | 413 |
| 其他應付款項及應計款項 | 2,542 | 1,769 |

交易結餘為無抵押，免息及須按向無關連人士提供之類似條款償還。

## 20 關連人士之交易

本集團由Cellular 8 Holdings Ltd控制，該公司擁有本公司54.49%股份，餘下45.51%股份則被廣泛持有。本集團之最終母公司為新鴻基地產發展有限公司(「新鴻基地產」)，一間於香港註冊成立之公司。

a 於截至2007年12月31日止6個月，本集團與新鴻基地產之若干附屬公司及聯營公司在正常業務往來中進行之重大交易載列於下文。全部關連人士之交易均按照該等交易之有關協議條款進行。

| | 截至12月31日止6個月 | |
|---|---|---|
| | **2007** | 2006 |
| | **$000** | $000 |
| 土地及樓宇及收發站之經營租賃租金(i) | **33,527** | 32,496 |
| 保險費用(ii) | **1,842** | 2,199 |

(i) 土地及樓宇及收發站之經營租賃租金

新鴻基地產若干附屬公司及聯營公司租賃物業予本集團，供作寫字樓、零售店及貨倉之用，並向本集團發出許可證，以於彼等擁有之若干物業上安裝基站、天線及電話電纜。

截至2007年12月31日止6個月，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用合共為$33,527,000(2006年：$32,496,000)。

(ii) 保險費用

新鴻基地產之全資附屬公司新鴻基地產保險有限公司，向本集團提供一般保險服務。截至2007年12月31日止6個月，已付及應付之保金合共為$1,842,000(2006年：$2,199,000)。

b 於2007年12月31日，本集團於其聯營公司持有權益，該聯營公司之主要股東為新鴻基地產之附屬公司。該聯營公司主要投資於股權基金，而該基金則主要投資位於中華人民共和國境內之科技相關公司。

## 19 承擔及或然負債(續)

c 履約保證金

| | 2007年 12月31日 $000 | 2007年 6月30日 $000 |
|---|---|---|
| 香港3G牌照 | 452,487 | 401,865 |
| 其他 | 1,942 | 1,942 |
| | 454,429 | 403,807 |

若干銀行就香港及澳門之電訊管理局向本集團發出多項電訊服務牌照，向該等部門發出履約保證。本公司及多家附屬公司已就有關銀行在履約保證項下之責任作出擔保。

於2007年10月22日，即發出3G牌照第6週年之日，及支付第6年頻譜使用費$60,000,000後，履約保證作出修訂。經修訂之保證金為$452,000,000，年期為5年。

d 出租、租回安排

根據若干於截至1999年6月30日止年度訂立之出租、租回安排，本公司一間附屬公司按照在租約生效時之協定，承諾出租人擔保中介承租者之債務承擔，為期16年。董事認為該附屬公司被要求兌現擔保之風險極微，故認為就上述或然負債之潛在財務影響作出估算乃不切實際。

## 19 承擔及或然負債

a　資本承擔

於2007年12月31日已作出但未於中期財務報表內作撥備之資本承擔如下：

| | 2007年 12月31日 $000 | 2007年 6月30日 $000 |
|---|---|---|
| 已訂約 | | |
| 固定資產 | 415,820 | 53,178 |
| 股本證券 | 3,550 | 3,557 |
| 已授權但未訂約 | 138,891 | 490,333 |
| | 558,261 | 547,068 |

b　經營租賃承擔

本集團以不可撤銷經營租賃協議租用多個零售店、辦公室、貨倉、收發站及專線。該等租賃擁有不同期限，加租條款及續約權利。

於2007年12月31日，不可撤銷經營租賃應付之未來最低租金付款總額如下：

| | 2007年 12月31日 $000 | 2007年 6月30日 $000 |
|---|---|---|
| 土地及樓宇及收發站 | | |
| 1年內 | 338,815 | 363,793 |
| 1年後但於5年內 | 225,297 | 245,054 |
| 5年後 | 24,263 | 27,939 |
| | 588,375 | 636,786 |
| 專線 | | |
| 1年內 | 35,937 | 29,510 |
| 1年後但於5年內 | 23,198 | 19,765 |
| 5年後 | 1,948 | 2,176 |
| | 61,083 | 51,451 |

## 17 股本(續)

以下乃股份回購之詳情：

| 回購之月份 | 回購股份之數目 | 每股價格 最高 $ | 每股價格 最低 $ | 已付總價格 $000 |
|---|---|---|---|---|
| 2007年7月 | 968,500 | 9.20 | 8.85 | 8,702 |
| 2007年10月 | 1,090,000 | 9.48 | 9.06 | 10,091 |
| 2007年11月 | 1,916,000 | 9.34 | 7.24 | 14,898 |
| 2007年12月 | 202,000 | 7.29 | 7.29 | 1,473 |
| | 4,176,500 | | | 35,164 |

## 18 僱員購股權計劃

於截至2007年12月31日止6個月，根據本公司購股權計劃授予參與者之購股權之變動如下：

| 授出日期 | 行使期限 | 每股行使價 $ | 購股權數目 於2007年7月1日尚未行使 | 於期內授予 | 於期內行使 | 於期內註銷／失效 | 於2007年12月31日尚未行使 |
|---|---|---|---|---|---|---|---|
| 2003年2月10日 | 2003年2月10日至2011年7月16日 | 9.29 | 3,000,000 | — | — | — | 3,000,000 |
| 2003年2月10日 | 2003年5月2日至2012年5月1日 | 9.20 | 133,500 | — | — | — | 133,500 |
| 2004年2月5日 | 2005年2月5日至2014年2月4日 | 9.00 | 7,327,000 | — | (979,000) | (193,000) | 6,155,000 |
| 2005年3月1日 | 2006年3月1日至2015年2月28日 | 9.05 | 193,000 | — | — | — | 193,000 |
| | | | 10,653,500 | — | (979,000) | (193,000) | 9,481,500 |

## 16 應付營業賬款

應付營業賬款賬齡分析如下：

| | 2007年<br>12月31日<br>$000 | 2007年<br>6月30日<br>$000 |
|---|---|---|
| 現時至30天 | **68,862** | 75,656 |
| 31至60天 | **25,659** | 40,094 |
| 61至90天 | **7,710** | 9,769 |
| 90天以上 | **12,266** | 29,465 |
| | **114,497** | 154,984 |

## 17 股本

| | 每股面值<br>$0.10之股份 | $000 |
|---|---|---|
| **法定：** | | |
| **於2007年7月1日及2007年12月31日** | **1,000,000,000** | **100,000** |
| **已發行及繳足：** | | |
| 於2007年7月1日 | 580,178,928 | 58,018 |
| 透過行使購股權而發行新股份(a) | 979,000 | 98 |
| 股份回購(b) | (4,176,500) | (418) |
| **於2007年12月31日** | **576,981,428** | **57,698** |

a　於截至2007年12月31日止6個月，透過行使購股權以$8,811,000的代價認購本公司979,000股股份，其中$98,000已計入股本，結餘$8,713,000已計入股份溢價賬。就已行使之購股權而言，為數$1,929,000款項自僱員股份報酬儲備中撥回，並已計入股份溢價賬。

b　於截至2007年12月31日止6個月，本公司已於香港聯交所購回4,176,500股股份。此回購股份已於2007年12月31日前註銷。購回該等股份所支付之總額為$35,164,000已於股東權益中扣除。

## 14 應收營業及其他應收款項*(續)*

本集團給予用戶及其他客戶約平均30天之賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

| | 2007年<br>12月31日<br>$000 | 2007年<br>6月30日<br>$000 |
|---|---|---|
| 現時至30天 | 171,515 | 159,535 |
| 31至60天 | 25,798 | 15,304 |
| 61至90天 | 7,207 | 3,365 |
| 90天以上 | 3,812 | 1,214 |
| | 208,332 | 179,418 |

由於本集團擁有大量客戶，因此其應收營業賬款之信貸風險並不集中。

於截至2007年12月31日止6個月，本集團已確認之應收營業賬款減值虧損為$5,866,000（2006年：$7,466,000）。該虧損已包括於綜合損益表之其他經營開支內。

## 15 現金及銀行結存

| | 2007年<br>12月31日<br>$000 | 2007年<br>6月30日<br>$000 |
|---|---|---|
| 短期已抵押銀行存款 | 339,892 | 324,395 |
| 銀行存款及現金 | 89,766 | 68,070 |
| 短期銀行存款 | 1,207,869 | 1,923,990 |
| 現金及現金等價物 | 1,297,635 | 1,992,060 |
| | 1,637,527 | 2,316,455 |

已抵押銀行存款中，$226,244,000（2007年6月30日：$200,933,000）已抵押作為本集團3G牌照履約保證之現金抵押品（如附註19「承擔及或然負債」內所述）。

## 13 無形資產

| | 手機補貼<br>$000 | 流動通訊<br>服務牌照費<br>$000 | 總額<br>$000 |
|---|---|---|---|
| 於2007年7月1日之期初賬面淨值 | 149,659 | 634,266 | 783,925 |
| 添置 | 133,883 | — | 133,883 |
| 攤銷 | (103,093) | (32,191) | (135,284) |
| **於2007年12月31日之期末賬面淨值** | **180,449** | **602,075** | **782,524** |
| 於2006年7月1日之期初賬面淨值 | 168,462 | 631,497 | 799,959 |
| 添置 | 69,023 | 66,052 | 135,075 |
| 攤銷 | (113,846) | (31,091) | (144,937) |
| 於2006年12月31日之期末賬面淨值 | 123,639 | 666,458 | 790,097 |
| 添置 | 124,405 | — | 124,405 |
| 攤銷 | (98,385) | (32,192) | (130,577) |
| 於2007年6月30日之期末賬面淨值 | 149,659 | 634,266 | 783,925 |

## 14 應收營業及其他應收款項

| | **2007年<br>12月31日<br>$000** | 2007年<br>6月30日<br>$000 |
|---|---|---|
| 應收營業賬款 | **220,618** | 192,423 |
| 減：應收營業賬款之減值撥備 | **(12,286)** | (13,005) |
| 應收營業賬款－淨額 | **208,332** | 179,418 |
| 按金及預付款項 | **191,944** | 129,751 |
| 其他應收款項 | **55,607** | 31,143 |
| | **455,883** | 340,312 |
| 減：按金及預付款項－非即期部分 | **(51,539)** | (47,673) |
| 即期部分 | **404,344** | 292,639 |

## 12 金融投資

| | 2007年 12月31日 $000 | 2007年 6月30日 $000 |
|---|---|---|
| 可供出售金融資產 | 56,381 | 58,854 |
| 持至到期日之債務證券 | — | 31,340 |
| | 56,381 | 90,194 |
| 減：於結算日起計1年內到期之持至到期日之債務證券（包括在流動資產內） | — | (31,340) |
| 非流動金融投資總額 | 56,381 | 58,854 |

| | 可供出售金融資產 $000 |
|---|---|
| 於2007年12月31日之賬面值 | |
| 非上市、並非於活躍市場上買賣及私人發行 | 56,381 |

| | $000 |
|---|---|
| (a) 可供出售金融資產 | |
| 於2007年7月1日 | 58,854 |
| 分配 | (3,560) |
| 重估盈餘 | 1,087 |
| **於2007年12月31日** | 56,381 |

| | $000 |
|---|---|
| (b) 持至到期日之債務證券 | |
| 於2007年7月1日 | 31,340 |
| 攤銷 | (68) |
| 到期贖回 | (31,272) |
| **於2007年12月31日** | — |

截至2006及2007年12月31日止6個月，出售持至到期日之債務證券並無錄得損益。

## 11 固定資產

| | $000 |
|---|---|
| 於2007年7月1日之期初賬面淨值 | 1,832,045 |
| 添置 | 169,735 |
| 出售 | (2,807) |
| 匯兑差額 | 186 |
| 折舊 | (222,418) |
| **於2007年12月31日之期末賬面淨值** | **1,776,741** |
| 於2006年7月1日之期初賬面淨值 | 1,924,064 |
| 添置 | 133,013 |
| 出售 | (1,847) |
| 匯兑差額 | 195 |
| 折舊 | (242,945) |
| 於2006年12月31日之期末賬面淨值 | 1,812,480 |
| 添置 | 256,645 |
| 出售 | (11,508) |
| 匯兑差額 | 211 |
| 折舊 | (225,783) |
| 於2007年6月30日之期末賬面淨值 | 1,832,045 |

於2007年12月31日，本集團以融資租賃持有之固定資產賬面淨值為$163,571,000(2007年6月30日：$204,464,000)。

## 9 股息

| | 截至12月31日止6個月 | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| **歸於期內** | | |
| 宣派中期股息，每股28港仙(2006年：無) | 161,115 | — |
| **歸於往年而於期內派付** | | |
| 末期股息，每股27港仙(2006年：12港仙) | 156,303 | 69,935 |
| 特別現金股息，每股85港仙(2006年：無) | 492,063 | — |
| | 648,366 | 69,935 |
| | 809,481 | 69,935 |

於2008年3月4日舉行之會議上，董事就截至2008年6月30日止年度宣派中期股息每股28港仙。此中期股息未於本中期財務報表中列為應付股息，但將列作截至2008年6月30日止年度之保留溢利分派。

於2007年8月28日舉行之會議上，董事就截至2007年6月30日止年度宣派末期股息每股27港仙及特別現金股息每股85港仙，此項股息已於2007年11月19日派付，並已列作截至2007年12月31日止6個月之保留溢利分派。

## 10 每股盈利

每股基本及攤薄盈利是根據本集團之股東應佔溢利$161,101,000(2006年：$43,525,000)計算。

每股基本盈利為按照期內已發行股份之加權平均數578,725,553股(2006年：582,715,303股)計算。每股攤薄盈利乃根據579,243,252股(2006年：582,715,425股)計算，此股數乃包括期內已發行股份之加權平均數，及如全部購股權獲悉數行使被視為將以零代價予發行股份之加權平均數517,699股(2006年：122股)計算。

## 7 融資成本

| | 截至12月31日止6個月 | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| 遞增開支 | | |
| 流動通訊服務牌照費負債 | 39,940 | 37,153 |
| 資產報廢責任 | 3,298 | 801 |
| 其他借貸成本 | 2 | 1 |
| | 43,240 | 37,955 |

遞增開支乃指流動通訊服務牌照費負債及資產報廢責任隨著時間過去而產生之變動，並以期初負債金額按利息分攤法計算。

## 8 所得稅開支

香港利得稅乃按期內估計應課稅溢利依稅率17.5%（2006年：17.5%）提撥準備，海外溢利之所得稅則按照期內估計應課稅溢利依本集團經營業務地區之現行稅率計算。

計入綜合損益表之所得稅開支指：

| | 截至12月31日止6個月 | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| 即期所得稅 | | |
| 香港利得稅 | 8,104 | 1,263 |
| 海外稅項 | 7,297 | 3,870 |
| 遞延所得稅 | 8,639 | 1,263 |
| | 24,040 | 6,396 |

截至2007年12月31日止6個月
（以港元列值）

## 5 除所得稅前溢利

除所得稅前溢利已計入及扣除下列項目：

| | 截至12月31日止6個月 | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| 銷售貨品成本 | 339,407 | 538,965 |
| 攤銷 | | |
| 手機補貼 | 103,093 | 113,846 |
| 流動通訊服務牌照費 | 32,191 | 31,091 |
| 折舊 | | |
| 自置固定資產 | 181,529 | 199,357 |
| 租賃固定資產 | 40,889 | 43,588 |
| 土地及樓宇、收發站及專線之經營租約租金 | 297,540 | 272,895 |
| (撥回)／存貨之減值虧損 | (2,133) | 900 |
| 出售固定資產之虧損 | 2,357 | 1,490 |
| 滙兌虧損／(收益)淨額 | 1,414 | (650) |

## 6 融資收入

| | 截至12月31日止6個月 | |
|---|---|---|
| | 2007 | 2006 |
| | $000 | $000 |
| 債務證券之利息收入 | | |
| 上市 | 113 | 677 |
| 非上市 | – | 1,501 |
| | 113 | 2,178 |
| 銀行及其他財務機構存款之利息收入 | 51,020 | 44,903 |
| 遞增收入 | 1,616 | 1,327 |
| | 52,749 | 48,408 |

遞增收入乃指租賃按金隨著時間過去而產生之變動，並以期初租賃按金金額按利息分攤法計算。

## 4 分類呈報

本集團超過90%之收入及經營溢利乃來自其流動通訊業務，故本中期財務報表並無呈列按業務分類之分析。

分類資料以地區分類作為主要呈報方式。本集團按地區分類之資料分析如下：

| | 截至2007年12月31日止6個月 | | | |
|---|---|---|---|---|
| | **香港** | **澳門** | **對銷** | **綜合** |
| | **$000** | **$000** | **$000** | **$000** |
| 收入 | 1,935,679 | 136,617 | (16,609) | 2,055,687 |
| 經營溢利 | 130,214 | 60,602 | – | 190,816 |
| 融資收入 | | | | 52,749 |
| 融資成本 | | | | (43,240) |
| 除所得税前溢利 | | | | 200,325 |
| 所得税開支 | | | | (24,040) |
| 除所得税後溢利 | | | | 176,285 |

| | 截至2006年12月31日止6個月 | | | |
|---|---|---|---|---|
| | 香港 | 澳門 | 對銷 | 綜合 |
| | $000 | $000 | $000 | $000 |
| 收入 | 2,011,095 | 103,211 | (12,781) | 2,101,525 |
| 經營溢利 | 14,900 | 32,636 | 161 | 47,697 |
| 融資收入 | | | | 48,408 |
| 融資成本 | | | | (37,955) |
| 除所得税前溢利 | | | | 58,150 |
| 所得税開支 | | | | (6,396) |
| 除所得税後溢利 | | | | 51,754 |

## 3 會計政策(續)

上述之新準則、現有準則之修訂及詮釋除披露影響外,並無對本集團截至2008年6月30日年度之綜合財務報表造成重大影響。概述如下:

- 香港會計準則第1號(修訂本)涉及實體之資本披露要求。香港會計準則第1號修訂要求披露(i)有關某實體對資本管理之目標、政策及過程之定性資料;(ii)有關該實體將何作為資本管理之概要量化數據;及(iii)該實體是否已遵守任何外部資本要求及任何不遵守之後果。香港會計準則第1號(修訂本)引入之新披露要求將於截至2008年6月30日之年度財務報表中載列。

- 香港財務報告準則第7號涉及有關香港會計準則第39號內金融工具產生之所有風險之披露要求,並適用於持有金融工具之任何實體。香港財務報告準則第7號要求實體披露金融工具對其財務狀況及業績之重要性以及有關金融工具所產生之風險性質與範圍的定性與量化資料。香港財務報告準則第7號引入之新披露要求將於截至2008年6月30日之年度財務報表中載列。

- 香港(國際詮釋委員會)—詮釋第10號禁止於其結算日後撥回已於以往中期期間確認以成本列賬之權益工具或金融資產之有關商譽及投資之減值虧損。

- 香港(國際詮釋委員會)—詮釋第11號提供有關涉及庫存股份或集團實體之股份交易(例如:母公司之股份認購權)是否應於母公司與集團公司之獨立賬目中載列為權益結算或現金結算之股份付款交易。

以下新準則、現有準則之修訂及詮釋雖已頒佈,但於2008年6月30日止年度並未生效,亦尚未採納。

| | |
|---|---|
| 香港會計準則第1號(修訂本) | 財務報表之呈列[1] |
| 香港會計準則第23號(修訂本) | 借貸成本[1] |
| 香港財務報告準則第8號 | 經營分類[1] |
| 香港(國際詮釋委員會)—詮釋第12號 | 特許服務安排[2] |
| 香港(國際詮釋委員會)—詮釋第13號 | 客戶忠誠計劃[3] |
| 香港(國際詮釋委員會)—詮釋第14號 | 香港會計準則第19號—界定利益資產、最低撥款規定及相互關係之限制[2] |

1 於2009年1月1日或之後開始之年度期間生效。

2 於2008年1月1日或之後開始之年度期間生效。

3 於2008年7月1日或之後開始之年度期間生效。

截至2007年12月31日止6個月
（以港元列值）

## 1 一般資料

數碼通電訊集團有限公司（「本公司」）及其附屬公司（統稱「本集團」）主要於香港及澳門從事提供流動通訊服務，以及銷售流動電話及配件。

本公司為於百慕達註冊成立之有限公司。其總辦事處及主要營業地點位於香港九龍觀塘觀塘道378號創紀之城二期31樓。

本公司的股份主要在香港聯合交易所有限公司（「香港聯交所」）上市。

本未經審核簡明綜合中期財務報表（「中期財務報表」）以港幣千元($000)列值（除非另有說明）。本中期財務報表已於2008年3月4日獲董事會批准刊發。

## 2 編製基準

截至2007年12月31日止6個月之中期財務報表乃按《香港會計準則》（「香港會計準則」）第34號「中期財務報告」編製。本中期財務報表應與截至2007年6月30日止年度之年度財務報表一併閱讀。

## 3 會計政策

如截至2007年6月30日止6個月的年度財務報表所述，所採納之會計政策與截至2007年6月30日止年度之年度財務報表內所採用者一致。

以下乃於截至2008年6月30日止財政年度須遵守之新準則、現有準則之修訂及詮釋。

| | |
|---|---|
| 香港會計準則第1號（修訂本） | 財務報表的呈列—資本披露[1] |
| 香港財務報告準則第7號 | 金融工具：披露[1] |
| 香港（國際詮釋委員會）—詮釋第10號 | 中期財務報告與減值[2] |
| 香港（國際詮釋委員會）—詮釋第11號 | 香港財務報告準則第2號—集團與庫存股份交易[3] |

[1] 於2007年1月1日或之後開始之年度期間生效。
[2] 於2006年11月1日或之後開始之年度期間生效。
[3] 於2007年3月1日或之後開始之年度期間生效。

# 綜合權益變動表

截至2007年12月31日止6個月
（以港元列值）

未經審核

| | 歸於本公司股東 | | | | | | | | 少數股東權益 | 總額 |
|---|---|---|---|---|---|---|---|---|---|---|
| | 股本 | 股份溢價 | 重估儲備 | 資本贖回儲備 | 繳入盈餘 | 僱員股份報酬儲備 | 外匯儲備 | 保留溢利 | | |
| | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 |
| 於2007年7月1日 | 58,018 | 270 | 17,899 | 2,954 | 2,349,294 | 15,705 | 713 | 1,065,691 | 27,117 | 3,537,661 |
| 匯兌差額 | — | — | — | — | — | — | 253 | — | — | 253 |
| 股份回購 | (418) | — | — | 418 | (34,746) | — | — | (418) | — | (35,164) |
| 發行股份 | 98 | 10,642 | — | — | — | (1,929) | — | — | — | 8,811 |
| 僱員股份報酬 | — | — | — | — | — | 9 | — | — | — | 9 |
| 金融投資之重估盈餘 | — | — | 1,087 | — | — | — | — | — | — | 1,087 |
| 支付2007年之中期股息予少數股東 | — | — | — | — | — | — | — | — | (3,113) | (3,113) |
| 支付2007年之末期及特別現金股息 | — | — | — | — | — | — | — | (648,366) | — | (648,366) |
| 期內溢利 | — | — | — | — | — | — | — | 161,101 | 15,184 | 176,285 |
| 於2007年12月31日 | 57,698 | 10,912 | 18,986 | 3,372 | 2,314,548 | 13,785 | 966 | 578,008 | 39,188 | 3,037,463 |

載於第13頁至28頁之附註乃本簡明綜合中期財務報表之組成部分。

# 綜合權益變動表

截至2007年12月31日止6個月
（以港元列值）

| | 未經審核 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 歸於本公司股東 | | | | | | | | 少數股東權益 | 總額 |
| | 股本 | 股份溢價 | 重估儲備 | 資本贖回儲備 | 繳入盈餘 | 僱員股份報酬儲備 | 外匯儲備 | 保留溢利 | | |
| | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 |
| 於2006年7月1日 | 58,279 | — | — | 2,690 | 2,371,112 | 14,864 | 270 | 978,327 | 23,795 | 3,449,337 |
| 匯兌差額 | — | — | — | — | — | — | 197 | — | — | 197 |
| 股份回購 | (91) | — | — | 91 | (6,628) | — | — | (91) | — | (6,719) |
| 僱員股份報酬 | — | — | — | — | — | 727 | — | — | — | 727 |
| 金融投資之重估盈餘 | — | — | 20,286 | — | — | — | — | — | — | 20,286 |
| 支付2006年之中期股息予少數股東 | — | — | — | — | — | — | — | — | (2,447) | (2,447) |
| 支付2006年之末期股息 | — | — | — | — | — | — | — | (69,935) | — | (69,935) |
| 期內溢利 | — | — | — | — | — | — | — | 43,525 | 8,229 | 51,754 |
| 於2006年12月31日 | 58,188 | — | 20,286 | 2,781 | 2,364,484 | 15,591 | 467 | 951,826 | 29,577 | 3,443,200 |

# 簡明綜合現金流量表

截至2007年12月31日止6個月
（以港元列值）

| | 附註 | 未經審核<br>截至12月31日止6個月<br>2007<br>$000 | <br><br>2006<br>$000 |
|---|---|---|---|
| **經營業務產生之現金淨額** | | 409,461 | 430,586 |
| **投資活動（所用）／所得之現金淨額** | | (408,699) | 371,766 |
| **融資活動所用之現金淨額** | | (694,154) | (88,647) |
| **現金及現金等價物之（減少）／增加淨額** | | (693,392) | 713,705 |
| **匯率變動之影響** | | (1,033) | 1,337 |
| **於7月1日之現金及現金等價物** | | 1,992,060 | 1,038,530 |
| **於12月31日之現金及現金等價物** | | 1,297,635 | 1,753,572 |
| **現金及現金等價物結存分析** | | | |
| 現金及銀行結存 | 15 | 1,637,527 | 2,083,423 |
| 減：短期已抵押銀行存款 | 15 | (339,892) | (329,851) |
| | | 1,297,635 | 1,753,572 |

載於第13頁至28頁之附註乃本簡明綜合中期財務報表之組成部分。

# 綜合資產負債表

於2007年12月31日及2007年6月30日
（以港元列值）

| | 附註 | 未經審核<br>2007年<br>12月31日<br>$000 | 經審核<br>2007年<br>6月30日<br>$000 |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | 11 | 1,776,741 | 1,832,045 |
| 聯營公司權益 | | 1,812 | 1,812 |
| 金融投資 | 12 | 56,381 | 58,854 |
| 無形資產 | 13 | 782,524 | 783,925 |
| 按金及預付款項－非即期部分 | 14 | 51,539 | 47,673 |
| | | 2,668,997 | 2,724,309 |
| **流動資產** | | | |
| 存貨 | | 106,395 | 75,066 |
| 金融投資 | 12 | – | 31,340 |
| 應收營業賬款 | 14 | 208,332 | 179,418 |
| 按金及預付款項－即期部分 | | 140,405 | 82,078 |
| 其他應收款項 | 14 | 55,607 | 31,143 |
| 現金及銀行結存 | 15 | 1,637,527 | 2,316,455 |
| | | 2,148,266 | 2,715,500 |
| **流動負債** | | | |
| 應付營業賬款 | 16 | 114,497 | 154,984 |
| 其他應付款項及應計款項 | | 646,923 | 711,787 |
| 即期所得稅負債 | | 23,183 | 31,612 |
| 客戶按金 | | 34,573 | 31,312 |
| 遞延收入 | | 79,505 | 79,549 |
| 流動通訊服務牌照費負債－即期部分 | | 76,020 | 65,895 |
| | | 974,701 | 1,075,139 |
| **流動資產淨值** | | 1,173,565 | 1,640,361 |
| **總資產減流動負債** | | 3,842,562 | 4,364,670 |
| **非流動負債** | | | |
| 資產報廢責任 | | 53,118 | 47,587 |
| 流動通訊服務牌照費負債－非即期部分 | | 613,729 | 649,809 |
| 遞延所得稅負債 | | 138,252 | 129,613 |
| **資產淨值** | | 3,037,463 | 3,537,661 |
| **資本及儲備** | | | |
| 股本 | 17 | 57,698 | 58,018 |
| 儲備 | | 2,940,577 | 3,452,526 |
| **本公司股東應佔總權益** | | 2,998,275 | 3,510,544 |
| 少數股東權益 | | 39,188 | 27,117 |
| **總權益** | | 3,037,463 | 3,537,661 |

載於第13頁至28頁之附註乃本簡明綜合中期財務報表之組成部分。

# 綜合損益表

截至2007年12月31日止6個月
（以港元列值）

| | 附註 | 未經審核 截至12月31日止6個月 2007 $000 | 2006 $000 |
|---|---|---|---|
| 流動通訊服務 | | 1,706,514 | 1,552,893 |
| 流動電話及配件銷售 | | 349,173 | 548,632 |
| 收入 | 4 | 2,055,687 | 2,101,525 |
| 銷售成本 | | (689,557) | (859,354) |
| 網絡成本 | | (324,951) | (313,342) |
| 員工成本 | | (209,383) | (188,610) |
| 銷售及推廣費用 | | (133,813) | (163,428) |
| 租金及水電費用 | | (76,160) | (72,019) |
| 其他經營開支 | | (70,948) | (67,703) |
| 折舊、攤銷及出售虧損 | | (360,059) | (389,372) |
| **經營溢利** | | 190,816 | 47,697 |
| 融資收入 | 6 | 52,749 | 48,408 |
| 融資成本 | 7 | (43,240) | (37,955) |
| **除所得稅前溢利** | 5 | 200,325 | 58,150 |
| 所得稅開支 | 8 | (24,040) | (6,396) |
| **除所得稅後溢利** | | 176,285 | 51,754 |
| **歸於：** | | | |
| 本公司股東 | | 161,101 | 43,525 |
| 少數股東權益 | | 15,184 | 8,229 |
| | | 176,258 | 51,754 |
| **期內本公司股東應佔溢利之每股盈利** | 10 | | |
| （每股以港仙列值） | | | |
| 基本 | | 27.8 | 7.5 |
| 攤薄 | | 27.8 | 7.5 |
| **股息** | 9 | | |
| 歸於期內 | | 161,115 | — |
| 歸於往年而於期內派付 | | 648,366 | 69,935 |

載於第13頁至28頁之附註乃本簡明綜合中期財務報表之組成部分。

# 中期財務資料的審閱報告

**致數碼通電訊集團有限公司董事會**

(於百慕達註冊成立之有限公司)

## 緒言

本事務所已審閱載於第8頁至28頁之中期財務資料。此中期財務資料包括數碼通電訊集團有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)於二零零七年十二月三十一日之簡明綜合資產負債表與截至該日止六個月期間之相關簡明綜合損益表、權益變動表、現金流量表及主要會計政策概要和其他解釋附註。香港聯合交易所有限公司主板證券上市規則規定,中期財務資料報告之編製須符合當中有關條文以及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」。本公司董事須對根據香港會計準則第34號「中期財務報告」編製及呈列該等中期財務資料負責,本事務所之責任是根據審閱結果,對本中期財務報作出結論,並按照雙方所協議之委任條款僅向整體董事會報告,除此之外本報告並無其他目的。本事務所不會就本報告之內容向任何其他人士負上或承擔任何責任。

## 審閱範圍

本事務所已按照香港會計師公會頒佈之香港審閱委聘準則第2410號「由實體獨立核數師執行中期財務資料審閱」進行審閱工作。審閱中期財務資料包括主要向負責財務及會計事務之人員作出查詢,並應用分析性及其他審閱程序。審閱範圍遠少於根據香港核數師準則進行審閱之範圍,故不能令本事務所保證本事務所將知悉在審核中可能發現之所有重大事項。因此,本事務所不會發表審計意見。

## 結論

按照本事務所之審閱,本事務所並無發現任何事項,令本事務所相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

**羅兵咸永道會計師事務所**
*執業會計師*

香港,2008年3月4日

(財務數字以港元列值)

## 功能貨幣及外滙波動風險

本集團之功能貨幣為港元。除本集團以美元結算之美元銀行存款及債務證券外,所有重大收入、開支、資產及負債均以港元計算。因此,本集團除以美元計算之銀行存款及債務證券外,並無任何重大滙兌收益及虧損風險。本集團現階段並無進行任何外滙對沖活動。

## 或然負債

### 履約保證

若干銀行代表本集團就其於香港及澳門獲當地之電訊管理局發出牌照之責任,向有關當局發出履約保證。於2007年12月31日,此等履約保證之未償總額為$454,000,000(2007年6月30日:$404,000,000)。

### 出租、租回安排

一間銀行代表本集團發出一份信用證,為本集團於截至1999年6月30日止年度訂立之出租、租回安排須履行之責任作出擔保。此項信用證全數以盈餘資金作為現金抵押。董事認為,本集團須根據此項擔保付款之風險極微。

## 僱員及購股權計劃

於2007年12月31日,本集團有1,709名全職僱員(2007年6月30日:1,692名),大部分為香港員工。截至2007年12月31日止6個月之員工成本總額為$209,000,000(2006/07年上半年:$189,000,000)。

僱員收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質,須視乎本集團之表現及個別僱員之表現而發放。福利包括退休計劃及醫療與牙科保險。本集團亦就個別僱員之需要,提供內部及公司以外之培訓。

根據本集團之購股權計劃,本公司可向包括董事及僱員在內之參與者授予購股權以認購本公司之股份。截至2007年12月31日止6個月,並無授出購股權,有979,000份認購權獲行使以認購本公司979,000股股份,且有193,000份購股權被註銷或失效。於2007年12月31日,尚未行使之購股權共9,481,500份(2007年6月30日:10,653,500份)。

由於期初之未攤銷手機補貼數額下降至$150,000,000(2006/07上半年：$168,000,000)，手機補貼攤銷下跌$11,000,000或10%至$103,000,000(2006/07上半年：$114,000,000)。於2007年12月31日未攤銷手機補貼數額增加至$180,000,000(2007年6月30日：$150,000,000)。

融資收入增加9%至$53,000,000(2006/07上半年：$48,000,000)，主要由於銀行存款及債務證券之平均結餘增加，以及穩定平均回報所致。融資成本上升14%至$43,000,000(2006/07上半年：$38,000,000)，主要由於流動通訊服務牌照費負債及資產報廢責任之遞增開支增加所致。

澳門流動通訊業務持續增長，並於截至2007年12月31日止6個月期間錄得理想業績。收入增長32%至$137,000,000(2006/07上半年：$103,000,000)。此項增長勝過銷售成本、經營開支、折舊及攤銷合共4%之增加。因此，經營溢利上升85%至$61,000,000(2006/07上半年：$33,000,000)。

## 資本架構、流動資金及財務資源

於截至2007年12月31日止6個月，本集團之資本架構並無重大變動。回顧期內本集團之資金來自股本及內部產生之資金。本集團之現金資源依然強勁，於2007年12月31日之現金及銀行結餘及持有至到期日之債務證券投資達$1,638,000,000(2007年6月30日：$2,348,000,000)。

於截至2007年12月31日止6個月，本集團經營業務之現金流入淨額及收取之利息淨額分別為$409,000,000及$54,000,000。回顧期內，本集團之主要資金流出為購置資產、手機補貼、流動通訊服務牌照費及支付2006/07年度之末期及特別現金股息。

董事認為，本集團內部之現金資源，足以應付截至2008年6月30日止財政年度之資本開支及營運資金所需。

## 財資管理政策

本集團根據董事會不時批准之財資管理政策，動用盈餘資金作投資用途。盈餘資金乃存放作銀行存款或投資於投資級別之債務證券。銀行存款主要為港元及美元存款。所投資之債務證券，均以港元或美元結算，年期最長為三年。本集團之政策是持有其於債務證券之投資直至到期日。

於2007年12月31日及2007年6月30日，本集團之備用銀行信貸總額為$100,000,000，該等信貸並無被動用。

本集團受規定須安排銀行為其開立履約保證及信用證。在若干情況下，本集團以現金存款作為該等工具之部份或全部抵押品，以減輕發行成本。於2007年12月31日，已抵押存款總額為$340,000,000(2007年6月30日：$324,000,000)。

(財務數字以港元列值)

## 財務業績回顧

收入下跌2%至$2,056,000,000(2006/07上半年：$2,102,000,000)，其中流動通訊服務收入之增長，被流動電話及配件銷售下降抵銷。受ARPU改善以及客戶數目輕微增長所帶動，流動通訊服務收入增加$154,000,000或10%。此項收入增長超過提供服務成本及經營開支之增加。銷售貨品成本則跟隨銷售收入下降。折舊、攤銷及出售虧損下跌8%。因此，經營溢利急升300%至$191,000,000(2006/07上半年：$48,000,000)。融資收入之增加抵銷主要以遞增開支組成之融資成本之增加。本公司股東應佔溢利錄得270%之強勁增長至$161,000,000(2006/07上半年：$44,000,000)。

收入下跌2%至$2,056,000,000(2006/07上半年：$2,102,000,000)。

- 流動通訊服務收入增長10%至$1,707,000,000(2006/07上半年：$1,553,000,000)反映客戶質素及ARPU之改善。數據服務收入錄得令人鼓舞的增長，而由於市場價格競爭激烈，本地話音收入持續下跌。

  香港之綜合ARPU上升7%至$238 (2006/07上半年：$222)，反映本集團之客戶質素持續改善。

  儘管本地月費有沉重下調之壓力，香港之月費計劃服務ARPU仍錄得11%之增長至$283(2006/07上半年：$254)。

  由於多媒體服務之採用日益增加，數據服務繼續為本集團之收入增長作出重要貢獻，獲得42%之強勁升幅。

- 因市場競爭激烈令平均售價下跌，流動電話及配件銷售下跌36%至$349,000,000(2006/07上半年：$549,000,000)。

銷售成本下降20%至$690,000,000(2006/07上半年：$859,000,000)。跟隨流動電話及配件銷售下跌，銷售貨品成本下降37%至$339,000,000(2006/07上半年：$539,000,000)。受互連費用、數據服務成本及漫游合作夥伴費用因使用量增加而上升所帶動下，提供服務成本增加9%至$350,000,000(2006/07上半年：$320,000,000)。

經營開支(不包括折舊、攤銷及出售虧損)輕微上升1%至$815,000,000(2006/07上半年：$805,000,000)。由於本集團持續提升網絡容量、質素及覆蓋，網絡經營成本增加4%。銷售及推廣費用下跌18%，主要由於廣告開支下降所致。受勞工及房地產市場之成本壓力所帶動下，員工成本、租金及水電費用，以及其他經營開支合共上升9%。

折舊及出售固定資產虧損下跌8%至$225,000,000(2006/07上半年：$244,000,000)，主要由於某些網絡設備經已完成折舊之影響所致。

SmarTone-Vodafone全面提升其HSPA網絡，下載速度現已高達14.4Mbps，上載速度高達2Mbps。SmarTone-Vodafone的HSPA網絡覆蓋廣泛全面，無論室外室內，均為客戶提供無可比擬的網絡質素。憑藉此完善的網絡，本公司得以提供專為接駁個人電腦而設的SmarTone-Vodafone隨身寬頻，以及各種先進的多媒體服務。我們深信本公司網絡為同級之冠，並得到市場廣泛推崇。

透過與Vodafone之夥伴關係，期內本公司推出了一系列獨家的Vodafone手機及HSPA Modem，以迎合客戶不斷提升的要求。這些產品不僅質素卓越，而且使用極之簡易，並與SmarTone-Vodafone各項服務配合完美，為客戶帶來更多選擇和非凡價值。

## 澳門流動通訊業務

受惠於澳門蓬勃的經濟發展，期內的流動服務收入及溢利均持續增長。

## 前景

由於市場競爭日趨激烈，加上成本通脹持續上升及利率持續下調，預期下半年度之溢利將會受壓。

本公司會繼續致力為不同目標客群提供獨特優越的服務，以及帶來非凡的服務質素和無可比擬的客戶體驗。此外，本公司會推出各種開創先河的服務，為客戶帶來嶄新的資訊娛樂體驗和滿足他們廣泛的通訊需要，從而開拓新的收入來源。憑藉本公司的競爭優勢，本人深信我們定能在這瞬息萬變的行業，開拓更多業務發展機會，並進一步鞏固市場領導地位。

## 致謝

本人藉此對所有客戶、股東及董事同寅一直以來的支持，以及每位員工的專心致志及努力，衷心致謝。

*主席*
**郭炳聯**

香港，2008年3月4日

（財務數字以港元列值）

本人欣然宣佈本集團截至2007年12月31日止6個月之業績。

## 財務摘要

期內，由於手機收入跌幅抵銷流動服務收入之10%增長，本集團收入輕微下調2%至$2,056,000,000。未計利息、稅項、折舊及攤銷前之盈利（「EBITDA」）增加26%至$551,000,000。股東應佔溢利增加至$161,000,000，去年同期為$44,000,000。每股盈利則為27.8港仙。

## 股息

董事會宣佈派付中期股息每股28港仙，此乃根據分派股東應佔溢利（不包括非經常性項目）之100%作為股息之派息政策。

## 業務回顧

### 香港流動通訊業務

流動服務收入持續增長，反映客戶質素及ARPU不斷提升，而多媒體服務亦越來越受歡迎。本公司一直致力為不同目標客群提供獨特優越服務，為他們帶來非凡的服務質素和無可比擬的客戶體驗。

然而，手機收入則因平均售價下調而減少，顯示市場競爭持續加劇。

數據收入持續錄得令人鼓舞的增長，現佔流動服務收入22.1%，較去年同期的17.1%有所增加。多媒體服務佔總數據收入三分之二。

隨著客戶質素提升，綜合ARPU增長7%至$238，月費計劃服務之ARPU則增加11%至$283。月費計劃服務客戶流失率於2007年12月為2.1%，情況稍有改善。於2007年12月31日，客戶總數為1,108,000人。3G客戶數目保持增長，現佔月費計劃服務客戶總數40%。

SmarTone-Vodafone一直致力推出各種獨特優越的服務，為客戶帶來無可比擬的體驗，亦使手機在日常生活的應用得以不斷推陳出新。FoneTV個人流動電視服務提供豐富的精選節目和直播電視頻道。SmarTone-Vodafone獨有分熒幕設計，方便客戶欣賞節目及操作各項功能，無論轉換頻道或進行互動交易，均極之簡單快捷。配備HSPA手機的客戶更可選擇升級，以HD Wide高清闊熒幕，欣賞所有節目。

# 目錄

數碼通電訊集團有限公司

(股票編號: 315)

中期報告 | 2007/2008



END